  As filed with the Securities and Exchange Commission on July 26, 1999

                                                Registration No. 333-65691
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            Amendment No. 1 To

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            NETSOLVE, INCORPORATED
            (Exact name of registrant as specified in its charter)

                               ----------------

        Delaware                                            75-2094811-2
     (State or other               7379
     jurisdiction of           (Primary Standard          (I.R.S. Employer
    incorporation or              Industrial           Identification Number)
      organization)           Classification Code
                                    Number)

                               ----------------

                           12331 Riata Trace Parkway
                              Austin, Texas 78727
                                (512) 340-3000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               ----------------

                                Craig S. Tysdal
                     President and Chief Executive Officer
                           12331 Riata Trace Parkway
                              Austin, Texas 78727
                                (512) 340-3000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                               ----------------

 Copies of all communications, including all communications sent to the agent for service, should be sent to:

   Worsham, Forsythe & Wooldridge,               Foley, Hoag & Eliot LLP
               L.L.P.                          Attn: Mark L. Johnson, Esq.
     Attn: L. Scott Austin, Esq.                 One Post Office Square
        Timothy A. Mack, Esq.                  Boston, Massachusetts 02109
    1601 Bryan Street, 30th Floor
         Dallas, Texas 75201

                     CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                              Proposed Maximum Proposed Maximum
  Title of Each Class of       Amount to be    Offering Price      Aggregate        Amount of
Securities to be Registered   Registered(1)     Per Share(2)   Offering Price(2) Registration Fee
-------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share........     4,255,000 shares      $13.00         $55,315,000
 Registered previously..                                           51,750,000          (3)
 Registered hereby......                                            3,565,000          $991

-------------------------------------------------------------------------------

(1) Includes 555,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(3) A filing fee of $15,267 was paid previously.

                               ----------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 26, 1999

                        [LOGO OF NETSOLVE APPEARS HERE]

                             3,700,000 Shares

                                  Common Stock

  NetSolve, Incorporated is offering 3,500,000 shares of its common stock and the selling stockholders are offering an additional 200,000 shares. This is our initial public offering and no public market currently exists for our shares. We have applied for quotation of the offered shares on the Nasdaq National Market under the symbol "NTSL." We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.
                                 ------------

               Investing in our common stock involves risks.

                  See "Risk Factors" beginning on page 6.
                                 ------------

                                                                 Per Share Total
                                                                 --------- -----
Public offering price...........................................    $      $
Underwriting discounts and commissions..........................    $      $
Proceeds to NetSolve............................................    $      $
Proceeds to selling stockholders................................    $      $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  We have granted the underwriters a thirty-day option to purchase up to an additional 555,000 shares of our common stock. BancBoston Robertson Stephens
Inc. expects to deliver the shares of common stock to purchasers on      ,
1999.
                                 ------------


BancBoston Robertson Stephens                    Thomas Weisel Partners LLC


                The date of this prospectus is      , 1999.

[The inside front cover contains the following:]

[1.  The following text appears at the top of the page:]

     NetSolve Scope
     Network Management and Security Services

[2. A background photograph of two people viewing a computer screen appears in the middle of the page.]

[3. A diagram composed of the following items is superimposed on the background photograph:]

     [A. Three circles are linked by arrows pointing from left to right. The three circles contain the following words:]

          Design
          Configure
          Implement

     [B. Arrows lead from the circle captioned "Implement" to two additional circles. The two circles contain the following words:]

          Network Operations and Support
          Security Services

     [C. The following terms appear vertically, along the right margin of the page:]

          .  Monitor
          .  Alarm
          .  Diagnose
          .  Resolve
          .  Report
          .  Upgrade
          .  Document

[4.  The following text appears below the diagram:]

     Benefits to Customers
     .  Increased network reliability and up time
     .  Reduced overall network cost
     .  Simple and timely migration to new technology

[5. The NetSolve name and logo appear in the bottom right hand corner of the page]

[The front gatefold pages contain a diagram composed of the following:]

[1. The background of the diagram contains a black-and-white photograph of three people viewing a computer terminal.]

[2.  The following text appears in the upper left hand corner of the diagram:]

     DESIGNING, IMPLEMENTING, AND MANAGING ADVANCED DATA NETWORKS.

     We are a service company, building our business around two key industry trends: first, growth in data networks and the Internet, and second, the well publicized shortage of information technology professionals. We design and implement computer networks and network security solutions, then provide ongoing network and security management 24 hours a day, 7 days a week.

[3. Graphic depiction of the NetSolve network management center appears in the center of the diagram. Superimposed on the graphic element are the words:]

     NetSolve Management Center
     Standards Based Tools, Database

[4. A computer screen containing lines of code appears in the left center of the diagram. The following text appears next to the screen:]

     PROWATCH FOR WANS
     Managing router-based frame relay networks for hundreds of companies with thousands of locations

[5. A second computer screen appears in the bottom right hand corner. The screen depicts a map of the United States and a portion of a graphical user interface. The following text appears next to the screen:]

     PROWATCH EXCHANGE
     Customers get up-to-date information about their network reliability and performance through this web-based capability, which helps keep them informed and in control

[6. The NetSolve name and logo appear in a circle at the lower right hand corner of the diagram.]

[7. A schematic diagram linking four graphic depictions surrounding a graphic depiction labeled "Internet" and linked to the central graphic element labelled "NetSolve Management Center" appears in the lower left hand corner of the diagram. The following words appear superimposed around these graphic depictions:]

     Remote User
     Partner
     Customer
     Headquarters

[8.  A third computer screen appears above the schematic diagram described in item 7 above. The computer screen depicts a portion of a sample monthly security incident report. The following text appears next to the screens]

     ProWatch Secure
     Security management for companies using the Internet for business. Services include security assessments, firewall management, and remote intrusion detection.

[9. A fourth computer screen appears at the top center of the diagram. The screen contains a line graph and a bar graph. The following text appears next to the screen:]

     ProWatch for LANs
     Management of LAN switches, hubs, and routers, with a focus on performance engineering

[10. A schematic diagram appears in the upper right corner, linked by arrows to the computer screens described in items 4 and 9 above. At the center of this diagram is a cloud with the words "Frame Relay/ATM Wide Area Network" superimposed in its center. Surrounding this cloud are five graphic depictions, each linked to the central cloud. The following text appears next to each graphic element:]

     Headquarters
     Branch Office
     Branch Office
     Factory
     Factory

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of our common stock.

  Until      , 1999, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   6
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Consolidated Financial Data.....................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  31
Management...............................................................  42
Transactions with Related Parties........................................  50
Principal and Selling Stockholders.......................................  50
Description of Capital Stock.............................................  53
Shares Eligible for Future Sale..........................................  55
Underwriting.............................................................  57
Legal Matters............................................................  58
Experts..................................................................  58
Where You Can Find More Information......................................  59
Index to Consolidated Financial Statements............................... F-1

                               ----------------

  We have federal trademark registrations for the NetSolve(R) logo, the name NetSolve(R) and the trade names ProWatch(R) and ProWatch Secure(R). We have applications pending for the trade names ProWatch for WANs SM, ProWatch for LANs SM and ProWatch Exchange SM. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

                                    SUMMARY

  This summary may not contain all the information that is important to you. You should read the entire prospectus, including the consolidated financial statements and related notes, before deciding to invest in shares of our common stock.

  Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their over-allotment option and reflects the conversion of all of our outstanding preferred stock into common stock, which will take effect immediately before the closing of this offering.

                                    NetSolve

  We offer a range of services that allow companies to selectively outsource, or "out-task," activities relating to the design, implementation, management and security of their computer networks. Our network management and security services are designed to increase network reliability and up-time, reduce overall network costs, and simplify timely migration to new technologies.

  Businesses increasingly depend on the ability to access and share electronic information reliably. As a result, networks have become a more critical part of day-to-day operations and businesses are seeking ways to implement responsive, reliable and secure networks. Many companies are large enough to employ large computer networks across multiple sites, referred to as wide area networks, or WANs, but may be too small to afford or may prefer not to devote the information technology personnel necessary to manage and secure their networks. Facing rapid advances in technology and a continuing shortage of information technology professionals, these companies are beginning to turn to third-party service providers for network management and security solutions.

  Our network management services address all or selected parts of the full life cycle of network management, which consists of the following elements:

  . design                           . monitoring                       . reporting


  . configuration                    . fault diagnosis                  . upgrading


  . implementation                   . fault resolution                 . documentation

  We furnish our network management services remotely 24 hours per day, seven days per week from our network management center in Austin, Texas, and we offer software tools that allow companies to access up-to-date network status reports through standard Web browsers. We also provide around-the-clock remote security services for networks' Internet and intranet perimeter points.

  We target middle market companies, roughly defined as companies that have between 200 and 1,500 employees and annual revenues between $50 million and $2.5 billion. More than 575 middle market companies currently use our services to manage approximately 8,700 network sites. We market our services through relationships with resellers, including telecommunications carriers, Internet service providers and value-added resellers, as well as through our direct sales force. Sales to AT&T, which resells our services to its customers, accounted for 59% of our total revenues in our fiscal year ended March 31, 1999 and 69% of our total revenues in the three months ended June 30, 1999. We derive our revenues from both recurring and non-recurring network management services, as well as from equipment resales.

  Our executive offices are located at 12331 Riata Trace Parkway, Austin, Texas 78727. Our telephone number is (512) 340-3000, and our web site is located at www.netsolve.com. Information contained on our web site is not a part of this prospectus.

                                  The Offering

Common stock offered by NetSolve........   3,500,000 shares
Common stock offered by selling
 stockholders...........................     200,000 shares
Common stock to be outstanding after
 this offering..........................  13,378,516 shares
Use of proceeds.........................  General corporate purposes, including working capital and potential
                                          acquisitions.
Proposed Nasdaq National Market symbol..  NTSL

  The number of shares of our common stock to be outstanding after this offering is based on shares outstanding as of June 30, 1999. It excludes:

  . 2,584,411 shares issuable upon exercise of outstanding options with a weighted average exercise price of $3.39 per share;

  . 107,500 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.01 per share; and

  . 2,986,020 shares reserved for future issuance under our stock-based compensation plans.

                      Summary Consolidated Financial Data

  The following tables summarize the financial data of our business. The pro forma income from continuing operations per share and pro forma net income per share are described in notes 2 and 4 of the notes to consolidated financial statements included elsewhere in this prospectus. The pro forma balance sheet data reflect the conversion of all of our outstanding preferred stock into common stock that will occur immediately before the closing of this offering. The pro forma as adjusted data reflect the sale of 3,500,000 shares of common stock offered by us at an assumed public offering price of $12.00 and our application of our estimated net proceeds of this offering.

                                                                 Three Months
                                      Year Ended March 31,      Ended June 30,
                                    --------------------------- ----------------
                                     1997      1998      1999    1998     1999
                                    -------  --------  -------- -------  -------
                                      (in thousands, except per share data)
Statement of operations data:
Total revenues....................  $ 6,316  $ 14,523  $ 26,716 $ 5,562  $ 9,076
Total cost of revenues............    5,072    11,131    18,923   4,129    6,208
Operating income (loss)...........   (3,753)   (3,231)      680    (293)     724
Discontinued operations, net......   12,757       506        98     --       --
Net income (loss).................   10,295    (2,226)      952    (245)     755
Pro forma diluted income per
 share:
 From continuing operations.......                     $   0.07          $  0.07
 Net income.......................                     $   0.08          $  0.07
Pro forma weighted average shares
 used in diluted per share
 calculation......................                       11,341           11,450

                                                       June 30, 1999
                                               -------------------------------
                                                                    Pro Forma
                                                Actual   Pro Forma As Adjusted
                                               --------  --------- -----------
                                                       (in thousands)
Balance sheet data:
Cash and cash equivalents..................... $  6,582   $ 6,582    $44,842
Working capital...............................    6,685     6,685     44,945
Total assets..................................   17,238    17,238     55,498
Capital lease obligations, net of current
 portion......................................      763       763        763
Redeemable convertible preferred stock........   44,776       --         --
Total stockholders' equity (deficit)..........  (34,330)   10,446     48,706

                                  RISK FACTORS

  Investing in shares of our common stock involves risks. You should be able to bear a complete loss of your investment. You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock.

We may be unable to operate profitably in the future.

  We may not operate profitably. Although we began operating in 1987, we did not introduce our first network management service until the quarter ended March 31, 1994. Our track record of operating profitably in the network management services business is short, and it is difficult to predict our future revenues and operating results. We have previously incurred substantial net losses. Our ability to operate profitably in the future depends on increasing sales of our services while maintaining sufficient gross profit margins. We must, among other things:

  . maintain satisfactory relationships with resellers such as AT&T, our largest customer, and network equipment manufacturers such as Cisco;

  . establish relationships with additional marketing partners for the resale of our services;

  . develop software to make our principal existing service, ProWatch for WANs, more efficient and economical;

  .  develop and sell other network management services; and

  . maintain reliable, uninterrupted service from our network management center 24 hours per day, seven days per week.



We depend on AT&T for a large portion of our sales.

  Sales to AT&T, which resells our services to its customers, accounted for 59% of our total revenues in the fiscal year ended March 31, 1999 and 69% of our total revenues in the three months ended June 30, 1999. We expect sales to AT&T to continue to comprise a substantial percentage of our revenues at least through fiscal year 2000 and it is possible this percentage could increase. We cannot be sure that we will be successful in reducing our dependence on AT&T in the future.

  Our existing agreements with AT&T expire at various dates beginning in December 1999. In addition, a number of the orders for services that we provide to AT&T's customers under an agreement expiring in December 2001 can be cancelled beginning in July 2000 and all new orders placed after June 30, 1999 can be cancelled beginning July 2001. Our agreements with AT&T are not exclusive arrangements. We will need to maintain a good working relationship with different business units of AT&T in order to maintain the business we currently provide to AT&T's customers and to encourage AT&T to sell our services to additional customers. Problems in our relationship with AT&T would seriously damage our business. We cannot assure you that AT&T will continue to sell our services to existing or additional AT&T customers. A substantial reduction in our AT&T business would result in diminished revenues for an extended period of time as we attempt to replace that business.

  On December 9, 1998, AT&T announced that it was acquiring IBM's Global Network business, which services the networking needs of global companies, mid-sized businesses and individual Internet users. We are unable to predict what impact, if any, this acquisition will have on our relationship with AT&T.

Our quarterly results may fluctuate and cause the price of our common stock to fall.

  Our revenues and results of operations are difficult to predict and may fluctuate significantly from quarter to quarter. If either our revenues or results of operations fall below the expectations of investors or public market analysts, the price of our common stock could fall dramatically.

  Our revenues are difficult to forecast and may fluctuate for a number of reasons:

  . the market for network management services is relatively new, and we have no reliable means to assess overall customer demand;

  . we derive a majority of our revenues from AT&T and other resellers, and our revenues therefore depend significantly on the willingness and ability of AT&T and those other resellers to sell our services to their customers;

  . we may not be able to attract additional resellers to market our services as expected;

  . we expect to encourage end users to purchase equipment from other sources, and we therefore anticipate that our revenues from equipment resales will decline as we seek to manage our mix of revenues;

  .  we may not add new end users as rapidly as we expect;

  . we may lose existing end users as the result of competition, problems with our services or, in the case of end users who are customers of our resellers, problems with the reseller's services; and

  . we may not be able to develop new or improved services as rapidly as they are needed.

  Most of our expenses, particularly employee compensation and rent, are relatively fixed. As a result, variations in the timing of revenues could significantly affect our results of operations from quarter to quarter and could result in quarterly losses.

Our future operating results may vary by season, which will make it difficult to predict our future performance.

  Our bookings may be slower during the months of July and August due to the vacation schedules of our resellers' sales and marketing employees. This situation may lead to lower levels of revenues earned during the following fiscal quarter, which ends December 31.

  Our revenues during our third and fourth fiscal quarters may be more volatile and difficult to predict due to the budgeting and purchasing cycles of our end users. End users typically purchase our services at the same time they purchase new network equipment such as routers. As a result, the timing of their large capital expenditures could affect the timing of their purchases of our services. Some end users may not be able to purchase network equipment and our services near the end of a calendar year due to depleted budgets. Other end users may accelerate purchases in order to use an unspent portion of their budget.

  As a result of these factors, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. You should not rely on our quarterly results of operations to predict our future performance.

The market for our services is new and evolving rapidly, and our business could be seriously damaged if the market does not develop as we expect.

  Our long-term viability depends significantly upon the acceptance and use of remote network management services by mid-sized companies. The market for remote network management services is new and rapidly evolving. This market environment makes it more difficult to determine the size and growth of the market and to predict how this market will develop. Changes in technology, the availability of qualified information technology professionals and other factors that make internal network management more cost effective than remote network management would adversely affect the market for our services. Our business may be seriously damaged if this market fails to grow, grows more slowly than we expect or develops in some way that is different from our expectations.

We must establish relationships with additional resellers in order to broaden the marketing and sales of our services.

  We expect to rely increasingly on resellers such as telecommunications carriers, Internet service providers and data networking value-added resellers to market our services. We must establish these alternative sales channels in order to increase our revenues and become consistently profitable. We have limited experience in managing sales through resellers. We have only recently begun to develop these sales channels, and we have established relationships with only a few resellers. Except for AT&T, these resellers have not generated significant sales of our services to date and may not succeed in marketing our services in the future.

  Our agreements with resellers, including AT&T, generally do not require that the resellers sell any minimum level of our services and generally do not restrict the resellers' development or sale of competitive services. We cannot be sure that these resellers will dedicate resources or give priority to selling our services. In addition, resellers may seek to make us reduce the prices for our services in order to lower the total price of their equipment, software or service offerings.

  If we succeed in increasing our sales through resellers, we may have weaker relationships with the end users of our services. This may inhibit our ability to gather customer feedback that helps us improve our services, develop new services and monitor customer satisfaction. We may also lose brand identification and brand loyalty, since our services may be identified by private label names or may be marketed differently by our resellers. A failure by any of our resellers to provide their customers with satisfactory products, services or customer support could injure our reputation and seriously damage our business. Our agreements with these resellers may limit our ability to sell our services directly to the resellers' customers in the future.

We depend on one service for most of our revenues.

  Sales of our ProWatch for WANs and similar wide area network, or WAN, management services accounted for 98% of our recurring network management services revenues in the fiscal year ended March 31, 1999. Likewise, a substantial portion of our nonrecurring network management services and equipment resale revenues depend on the successful sale of these WAN management services. We expect that these WAN management services will continue to generate substantially all of our revenues for the foreseeable future. Our success therefore depends directly on continued market acceptance of our WAN management services, as well as our ability to introduce enhanced versions of these services that make these services more efficient and economical. Competitive pressures or other factors that adversely affect sales of our WAN management services or that cause significant decreases in the prices of our WAN management services could significantly limit or reduce our revenues.

  Our future financial performance will depend in part on our ability to develop, introduce and sell new and enhanced network management services other than WAN management services, including services that:

  . address the increasingly sophisticated needs of current and prospective end users; and

  . respond on a timely and cost-effective basis to technological advances and emerging industry standards and protocols.

  Although we have developed new services, such as network management services for local area networks, or LANs, and network security services, we have not derived significant revenues from these services to date. We cannot be sure that we will be successful selling these services or developing additional services on time or on budget. The development of new services is a complex and uncertain process. The newness of the market for remote network management services makes it difficult to determine whether a market will develop for any particular network management service. If we succeed in increasing the percentage of our revenues that is derived from resellers, we may have weaker relationships with the end users of our services, making it even more difficult for us to identify services acceptable to our target market of mid-sized companies. We cannot assure you that future technological or industry developments will be compatible with our business strategy or that we will be successful in responding to such changes in a timely or cost-effective manner. Our failure to develop and sell services other than WAN management services could seriously damage our business.

Our business may be harmed if we lose the services of our chief executive officer.

  Our future success depends to a significant degree on the skills, experience and efforts of our executive officers, particularly Craig S. Tysdal, our president and chief executive officer. Mr. Tysdal has led us during our transition from our data transport business to the network management services field. He is our key representative in our relationship with AT&T. We do not have employment contracts requiring Mr. Tysdal or any of our other personnel to continue their employment for any period of time, and we do not maintain key man life insurance on Mr. Tysdal or any of our other personnel. The loss of the services of Mr. Tysdal would seriously damage our business.

We face intense competition for qualified information technology professionals.

  We derive all of our revenues from network management services and related resales of equipment. These services can be extremely complex, and in general only highly qualified, highly trained information technology, or IT, professionals have the skills necessary to develop and provide these services. In order to continue to support our current and future business, we need to attract, motivate and retain a significant number of qualified IT professionals. Qualified IT professionals are in short supply, and we face significant competition for these professionals, from not only our competitors but also our end users, marketing partners and other companies throughout the network services industry. Other employers may offer IT professionals significantly greater compensation and benefits or more attractive career paths or geographic locations than we are able to offer. Any failure on our part to hire, train and retain a sufficient number of qualified IT professionals would seriously damage our business.

  Because of the limited availability of IT professionals, we seek to hire persons who have obtained college bachelor's degrees and then train those persons to provide our services. As a result, we invest a significant amount of time and money in training these new employees before they begin to support our business. We do not enter into employment agreements requiring these employees to continue in our employment for any period of time. Departures of trained employees could limit our ability to generate revenues and would require us to incur additional costs in training new employees.

We currently compete most directly with our customers' internal solutions, and we expect increasing competition from other network services companies.

  We face competition from different sources. Currently, we compete principally with potential end users' and resellers' internal network administration organizations. These organizations may have developed tools and methodologies to manage their network processes and may be reluctant to adopt applications offered by third parties like us.

  If the market for out-sourced network management services grows as we expect, we believe this market will become highly competitive. Competition is likely to increase significantly as new network management services companies enter the market and current competitors expand their service and product lines. Many of these potential competitors are likely to enjoy substantial competitive advantages, including:

  .  larger technical staffs;

  .  more established sales channels;

  .  more software development experience;

  .  greater name recognition; and

  . substantially greater financial, marketing, technical and other resources.

  To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our services, as well as our sales programs and channels. Any pricing pressures, reduced margins or loss of market share resulting from increased competition, or our failure to compete effectively, could seriously damage our business.

If our operations are interrupted, we may lose customers and revenues.

  To succeed, we must be able to operate our network management infrastructure 24 hours per day, seven days per week without interruption. All of our network management services are provided remotely from our network management center, which is located at a single site in Austin, Texas. We do not have any redundant systems or facilities at a separate geographic location. In order to operate without interruption, we must guard against:

  . power outages, fires, tornados and other natural disasters at our network management center;

  .  telecommunications failures;

  .  equipment failures or "crashes;"

  .  security breaches; and

  .  other potential interruptions.

  Any interruptions could:

  . require us to make payments on the contractual performance guarantees we offer our customers;

  .  cause end users to seek damages for losses incurred;

  . require us to spend more money replacing existing equipment or adding redundant facilities;

  .  damage our reputation for reliable service;

  .  cause existing end users and resellers to cancel our contracts; or

  .  make it more difficult for us to attract new end users and resellers.

  Any of these results could seriously damage our business.

The networking equipment and carrier services we support may become obsolete.

  As part of our strategy, we have elected to support only selected providers of networking equipment and carrier services. For example, we support routers manufactured by 3Com, Bay/Nortel, Cabletron and Cisco, but not by other equipment providers. Our services cannot be used by companies with networking equipment and carrier services that we do not support. Our business would be seriously damaged if the networking equipment and carrier services that we support are not used by a significant portion of our target market or if they become unavailable or significantly more expensive. Technological advances that make obsolete any of the networking equipment and carrier services that we support, or that offer significant economic or functional advantages over such equipment and services, also could limit or reduce our revenues or could force us to incur significant costs attempting to support other networking equipment and carrier services.

We may be unable to protect our intellectual property, and we could incur substantial costs defending our intellectual property from infringement or claims of infringement made by others.

  Our success depends to a significant degree upon our software and other proprietary technology. The software industry has experienced widespread unauthorized reproduction of software products. We have no patents. The steps we have taken may not be adequate to deter competitors from misappropriating our proprietary information, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

  We could be the subject of claims alleging infringement of third-party intellectual property rights. In addition, we may be required to indemnify our distribution partners and end users for similar claims made against them. Any such claims could require us to spend significant time and money in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of the infringement claims. As a result, any such claim could seriously damage our business.

Our stock price may be volatile.

  Volatility in our stock price may negatively impact the price investors may receive for their shares of our common stock and increase the risk that we could be the subject of costly securities litigation. The market price of our common stock may fluctuate substantially due to a variety of factors, including:

  .  the reaction of the market to the negotiated public offering price;

  .  quarterly fluctuations in our results of operations;

  .  changes in our relationship with AT&T;

  . adverse circumstances affecting the introduction or market acceptance of new products or services offered by us;

  .  announcements of new products or services by competitors;

  .  changes in our business strategies;

  .  changes in earnings estimates by public market analysts;

  .  inactivity in the trading market for our stock;

  .  loss of market-making or securities analyst coverage for our stock;

  .  changes in accounting principles;

  .  sales of common stock by existing holders; and

  .  loss of key personnel.

We may incur significant costs from securities litigation.

  In the past, securities class action litigation often has been brought against companies following periods of volatility in the market price of their stock. We may in the future be the target of similar litigation. Securities litigation against us could result in substantial costs and divert our management's attention and resources.

Problems related to the year 2000 issue could cause system failures that impair our operations.

  Many currently installed computer systems and software products only accept two digits to identify the year in any date. Thus, the year 2000 will appear as "00," which the system might consider to be the year 1900 rather than 2000. This could result in system failures, delays or miscalculations. Computer systems and software that have not been developed or enhanced recently may need to be upgraded or replaced to comply with year 2000 requirements.

  We have only recently completed the conversion of our financial and accounting system to make it year 2000 compliant and we are still in the process of completing routine upgrades to some of our server and desktop computer operating systems, desktop computer packaged software, desktop computer firmware and one third-party software tool. We expect to spend less than $100,000 to complete all remaining hardware and software upgrades in order to be year 2000 compliant. If, however, we discover significant year 2000 errors or defects, we could incur substantial costs and our operations could be seriously disrupted.

We could be subject to significant liability claims.

  Because our products are designed to provide critical network management services, we may receive significant liability claims. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. These limitations may not, however, preclude all potential claims.

  Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and our business.

  Our remote network management service for WANs generally includes a guarantee that the customer's end-to-end network will be available for at least 99.5% of the time in any given month. If this guaranteed level of availability is not achieved for an end user, we may be required to refund all of our WAN management fees payable by the end user for that month. We may, in some instances, refund amounts to customers for circumstances beyond our control.

Our existing stockholders will be able to control all matters requiring stockholder approval and could prevent someone from acquiring or merging with us.

  After this offering, our executive officers and directors collectively will beneficially own approximately 58.3% of our outstanding common stock. Thus, they will continue to control our company and, if they act together, could elect all of the directors and control all matters submitted to our stockholders for a vote. This could delay or prevent someone from acquiring or merging with us on terms favored by a majority of our independent stockholders.

Substantial sales of our common stock could cause our stock price to decline.

  The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and at a price that we deem appropriate.

  We intend to file a registration statement approximately 90 days after the completion of this offering covering 3,850,000 shares subject to outstanding options or reserved for issuance under our stock plans.

Our management will have broad discretion in using the net proceeds of this offering.

  We expect to use our net proceeds from this offering for general corporate purposes, giving our management broad discretion in the allocation of the net proceeds. Possible uses of these funds could include acquisitions of, or investments in, complementary business and technologies. The failure of our management to apply such funds effectively could seriously damage our business.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

  Our board of directors will be able to use a number of mechanisms that could make it more difficult for a third party to acquire control of our company, even if a change of control might be beneficial to our stockholders. These mechanisms include:

  . the denial of cumulative voting contained in our charter, which could make it more difficult to replace the board of directors;

  . the provisions of the Delaware anti-takeover law that can be used to discourage certain business combinations;

  . the issuance of series of preferred stock in connection with share rights plans or otherwise, pursuant to the "blank check" preferred stock provisions of our charter, with disproportionate voting rights or other features that could thwart a change of control; and

  . the acceleration of the vesting of options or other incentive compensation, in a manner that could make a business combination significantly more expensive to conclude.

Investors will suffer dilution and may never be paid dividends.

  Since our common stock has in the past been sold at prices substantially less than the public offering price that you will pay, you will suffer immediate dilution of $8.36 per share in pro forma net tangible book value. The exercise of outstanding options and warrants may result in further dilution. We do not currently anticipate paying cash dividends in the foreseeable future.

The forward-looking statements we make in this prospectus may prove inaccurate, and our actual results and performance may differ materially from those expressed in the forward-looking statements.

  Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or comparable terms. These statements include known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

  We cannot guarantee any future results, levels of activity, performance or achievements. Neither we nor anyone else assumes responsibility for the accuracy and completeness of these statements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

  We estimate the net proceeds from our sale of 3,500,000 shares of common stock will be approximately $38.3 million ($44.5 million if the underwriters' over-allotment is exercised in full), assuming a public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We estimate that our expenses in connection with this offering will total approximately $800,000. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

  The principal purposes of this offering are to:

  .increase our capitalization and financial flexibility;

  .increase our visibility in the marketplace;

  .provide a public market for our common stock;

  .facilitate our future access to public equity markets; and

  .provide liquidity for our existing stockholders.

   We believe that our enhanced financial position will provide us with needed flexibility to respond to technological and market developments as well as other future opportunities. We also believe that our completion of this offering will improve our ability to attract and retain customers and employees.

  We intend to use our net proceeds from this offering for general corporate purposes, including working capital and possible acquisitions of, and investments in, complementary businesses and technologies. We are not currently involved in negotiations with respect to, and we have no agreement or understanding regarding, any such acquisition or investment. Accordingly, we will have broad discretion in the application of our net proceeds. Pending these uses, we intend to invest our net proceeds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our capital stock. We intend to retain all available funds and any future earnings for use in the operation of our business. Therefore, we do not anticipate paying any cash or other dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs, and plans for expansion.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of June 30, 1999:

  .  on an actual basis;

  . on a pro forma basis giving effect to the conversion of our preferred stock into common stock; and

  . on a pro forma basis, as further adjusted to reflect the receipt of the estimated net proceeds from our sale of 3,500,000 shares of common stock, assuming a public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read together with the consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                        June 30, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                        (in thousands)
Capital lease obligations, net of current
 portion....................................... $    763  $    763    $     763
                                                --------  --------    ---------
Redeemable convertible preferred stock (Series
 A and B), $0.10 par value; 7,500,000 shares
 authorized; 6,394,727 shares issued and
 outstanding, actual; no shares issued or
 outstanding, pro forma and pro forma as
 adjusted......................................   44,776       --           --
                                                --------  --------    ---------
Stockholders' equity (deficit):
  Common stock, $0.01 par value; 25,000,000
   shares authorized; 3,483,789 shares issued
   and outstanding, actual; 9,878,516 shares
   issued and outstanding, pro forma;
   13,378,516 issued and outstanding, pro forma
   as adjusted.................................       35        99          134
  Additional paid-in capital...................  (16,059)   28,653       66,878
  Accumulated deficit..........................  (18,306)  (18,306)    (18,306)
                                                --------  --------    ---------
Total stockholders' equity (deficit)...........  (34,330)   10,446       48,706
                                                --------  --------    ---------
Total capitalization........................... $ 11,209  $ 11,209    $  49,469
                                                ========  ========    =========

  The number of shares of our common stock that will be outstanding after this offering excludes as of June 30, 1999:

  .2,584,411 shares issuable upon exercise of outstanding options with a weighted average exercise price of $3.39 per share;

  .107,500 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.01 per share; and

  .2,986,020 shares reserved for future issuance under our stock-based compensation plans.

                                    DILUTION

  The pro forma net tangible book value of our common stock as of June 30, 1999 was $10.4 million, or $1.06 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the total pro forma number of shares of common stock outstanding, after giving effect to the conversion of all of the outstanding shares of our preferred stock into common stock. After giving effect to the sale of 3,500,000 shares of common stock offered by us in this offering at an assumed public offering price of $12.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the adjusted pro forma net tangible book value at June 30, 1999, would have been approximately $48.7 million, or $3.64 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.58 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $8.36 per share to new investors. The following table illustrates this per share dilution:

   Assumed public offering price per share.......................       $12.00
    Pro forma net tangible book value per share at June 30,
     1999........................................................ $1.06
    Increase per share attributable to new investors.............  2.58
                                                                  -----
   Adjusted pro forma net tangible book value per share after
    this offering................................................         3.64
                                                                        ------
   Dilution per share to new investors...........................       $ 8.36
                                                                        ======

  The following table summarizes, on a pro forma as adjusted basis as of June 30, 1999, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid (based on an assumed public offering price of $12.00 per share before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us).

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
   Existing stockholders..   9,878,516    74%  $28,752,000    41%     $ 2.91
   New investors..........   3,500,000    26    42,000,000    59       12.00
                            ----------   ---   -----------   ---
       Total..............  13,378,516   100%  $70,752,000   100%
                            ==========   ===   ===========   ===

  These tables assume no exercise of options and warrants outstanding at June 30, 1999. Sales by selling stockholders will reduce the number of shares of common stock held by existing stockholders to 9,678,516, or 72% of the total number of shares of common stock outstanding after this offering (or 69%, if the underwriters' overallotment option is exercised in full) and will increase the number of shares of common stock held by new investors to 3,700,000, or 28% of the total number of shares of common stock outstanding after this offering (or 4,255,000, or 31%, if the underwriters' overallotment option is exercised in full).

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes appearing elsewhere in this prospectus. The following selected consolidated financial data for the years ended March 31, 1997, 1998 and 1999 and as of March 31, 1998 and 1999 are derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent auditors. The following selected consolidated financial data for the years ended March 31, 1995 and 1996 and as of March 31, 1995, 1996 and 1997 are derived from our audited consolidated financial statements not included in this prospectus. The following selected consolidated financial data for the three months ended June 30, 1998 and 1999 and as of June 30, 1999 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and in the opinion of our management include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data set forth.

                                                                        Three Months
                                   Year Ended March 31,                Ended June 30,
                          -------------------------------------------  ----------------
                           1995     1996     1997     1998     1999     1998     1999
                          -------  -------  -------  -------  -------  -------  -------
                                   (in thousands, except per share data)
Statement of operations
 data:
Revenues:
 Network management
  services..............  $   428  $   782  $ 2,830  $ 7,324  $12,777  $ 2,560  $ 4,584
 Equipment and other....    1,846    2,888    3,486    7,199   13,939    3,002    4,492
                          -------  -------  -------  -------  -------  -------  -------
 Total revenues.........    2,274    3,670    6,316   14,523   26,716    5,562    9,076
Cost of revenues:
 Cost of network
  management services...      390      548    2,434    5,706    8,258    1,808    2,672
 Cost of equipment and
  other.................    1,138    1,998    2,638    5,425   10,665    2,321    3,536
                          -------  -------  -------  -------  -------  -------  -------
 Total cost of
  revenues..............    1,528    2,546    5,072   11,131   18,923    4,129    6,208
                          -------  -------  -------  -------  -------  -------  -------
Gross profit............      746    1,124    1,244    3,392    7,793    1,433    2,868
Operating expenses:
 Development............    1,081    1,132    1,262    1,902    1,862      446      579
 Sales and marketing....      383      732    2,246    2,562    3,153      739      943
 General and
  administrative........    1,331    1,353    1,489    2,159    2,098      541      622
                          -------  -------  -------  -------  -------  -------  -------
 Total operating
  expenses..............    2,795    3,217    4,997    6,623    7,113    1,726    2,144
                          -------  -------  -------  -------  -------  -------  -------
Operating income
 (loss).................   (2,049)  (2,093)  (3,753)  (3,231)     680     (293)     724
Other income (expense),
 net....................     (178)    (110)      34      202      193       48       46
                          -------  -------  -------  -------  -------  -------  -------
Income (loss) from
 continuing operations
 before income taxes....   (2,227)  (2,203)  (3,719)  (3,029)     873     (245)     770
Income tax expense
 (benefit)..............     (599)    (618)  (1,257)    (297)      19      --        15
                          -------  -------  -------  -------  -------  -------  -------
Net income (loss) from
 continuing operations..   (1,628)  (1,585)  (2,462)  (2,732)     854     (245)     755
Discontinued operations:
 Income from
  discontinued
  operations, net of
  applicable income
  taxes.................    1,244    2,041    2,142      165      --       --       --
 Gain on sale of
  discontinued
  operations, net of
  applicable income
  taxes.................      --       --    10,615      341       98      --       --
                          -------  -------  -------  -------  -------  -------  -------
Net income (loss).......  $  (384) $   456  $10,295  $(2,226) $   952  $  (245) $   755
                          =======  =======  =======  =======  =======  =======  =======
Basic income (loss) per
 share from(1):
 Continuing operations..  $ (3.45) $ (2.22) $ (1.75) $ (1.76) $ (0.51) $ (0.27) $  0.04
                          =======  =======  =======  =======  =======  =======  =======
 Net income (loss)......  $ (2.42) $ (1.12) $  2.72  $ (1.59) $ (0.48) $ (0.27) $  0.04
                          =======  =======  =======  =======  =======  =======  =======
Weighted average shares
 used in basic per share
 calculations(1)........    1,204    1,860    2,851    2,995    3,297    3,280    3,361
                          =======  =======  =======  =======  =======  =======  =======
Diluted income (loss)
 per share from(1):
 Continuing operations..  $ (3.45) $ (2.22) $ (1.75) $ (1.76) $ (0.51) $ (0.27) $  0.02
                          =======  =======  =======  =======  =======  =======  =======
 Net income (loss)......  $ (2.42) $ (1.12) $  2.72  $ (1.59) $ (0.48) $ (0.27) $  0.02
                          =======  =======  =======  =======  =======  =======  =======
Weighted average shares
 used in diluted per
 share calculations(1)..    1,204    1,860    2,851    2,995    3,297    3,280    5,055
Pro forma basic income
 per share from(2):
 Continuing operations..                                      $  0.09           $  0.08
                                                              =======           =======
 Net income ............                                      $  0.10           $  0.08
                                                              =======           =======
Pro forma weighted
 average shares used in
 basic per share
 calculations(2)........                                        9,692             9,755
Pro forma diluted income
 per share from(2):
 Continuing operations..                                      $  0.07           $  0.07
                                                              =======           =======
 Net income ............                                      $  0.08           $  0.07
                                                              =======           =======
Pro forma weighted
 average shares used in
 diluted per share
 calculations(2)........                                       11,341            11,450

--------------

(1) Calculated as described in note 2 of notes to consolidated financial statements.

(2) Reflects the conversion of our redeemable convertible preferred stock into common stock. See note 4 of notes to consolidated financial statements.

                                          March 31,
                         ------------------------------------------------  June 30,
                           1995      1996      1997      1998      1999      1999
                         --------  --------  --------  --------  --------  --------
                                            (in thousands)
Balance sheet data:
Cash and cash
 equivalents............ $    361  $    874  $  8,128  $  1,333  $  2,764  $  6,582
Working capital
 (deficit)..............     (859)     (623)    9,464     5,399     5,282     6,685
Total assets............    2,464     3,534    16,068    13,227    14,936    17,238
Capital lease
 obligations, net of
 current portion........      248       235       175     1,146     1,027       763
Redeemable convertible
 preferred stock........   34,018    36,555    39,085    41,615    44,146    44,776
Total stockholders'
 deficit................  (34,046)  (36,104)  (28,313)  (33,029)  (34,529)  (34,330)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This prospectus contains forward-looking statements which involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements.

Overview

  We provide network management services that allow enterprises and carriers to selectively outsource, or "out-task," network-specific activities in order to increase network reliability and up-time, reduce overall network costs, and simplify timely migration to new technologies. We were incorporated in September 1985 in the State of Delaware and began operating in the second half of 1987. Until December 1996, substantially all of our services revenues were derived from the sale of data transport services. To provide these transport services, we leased network transmission facilities from major carriers, and we also resold AT&T's transport services. We began developing our first remote network management service offering for WANs in early 1993 and began offering that service, together with AT&T's transport services, in the quarter ended March 31, 1994. We began selling network management services separately from our data transport services in the quarter ended March 31, 1995. We introduced our first security service in the quarter ended September 30, 1996. We discontinued our data transport business in the quarter ended December 31, 1996. We began offering network management services for LANs in the quarter ended June 30, 1997.

 Revenues

  Our revenues consist of network management services revenues as well as equipment resales and other revenues. Our network management services include both recurring and nonrecurring revenues:

  . Revenues from recurring services represent monthly fees charged to resellers or end users for our network management services. Recurring network management services revenues are typically based on the number of devices under management and are recognized in the period in which the services are rendered. In fiscal year 1999, 67% of network management services revenues were from recurring services.

  . Non-recurring network management services consist of data network design, project implementation services and equipment installation services, as well as one-time project and development assignments that assist resellers in defining and creating new network management services. Non-recurring network management services revenues are generally recognized upon completion of the assignment or service. For example, we charge fees for project implementation services on a per-location basis and we recognize revenues associated with such services upon completion of the network implementation for a location.

  Our network management services revenues are derived from contracts with telecommunications carriers, value-added resellers of networking equipment and services, and enterprises sold to by our direct sales force. Typical contracts for our services include an initial implementation fee plus a fixed monthly fee per managed device. Our contracts with end users are generally for terms of 24 to 36 months, although customers may cancel services prior to the end of the service terms. Cancellations due to reasons other than closings of managed locations, which to date have not been material, are generally subject to cancellation fees ranging from 20% to 80% of the recurring charges payable for the remainder of the service term. We recognize revenues from cancellation fees on a cash basis unless collection is assured. Our contracts with resellers typically extend from 12 to 36 months and, in some cases, require that we continue providing services throughout the term of the reseller's contract with the end user. In these cases, we continue to recognize revenues upon performance of the services, even if performance occurs after the term of the contract with the reseller.

  Our network management services for WANs typically include a guarantee providing end-to-end network availability for at least 99.5% of the time in any given month. In the event the guaranteed availability is not achieved, we generally are obligated to refund our WAN management fees for that month. This guarantee covers some components of the end user's WAN, such as the transport services provided by the end user's carrier, that are not directly under our control. As a result, we may, in some instances, refund amounts to customers for circumstances beyond our control. We establish a reserve against guarantees we offer. Guarantee payments have not been significant in any month, other than in May 1998 when a major carrier's network was inoperable for an extended number of hours. In order to enhance our relationships with direct customers using that carrier's service, we refunded all of the management fees for that month to those direct customers, even though the outage was outside the coverage of our guarantee. The cost of that refund was $64,000. In the future, refunds made under our guarantees or otherwise could have a material adverse impact on the results of our operations.

  We derive equipment and other revenues from the resale of customer premise equipment, or CPE, and from the sale of CPE maintenance contracts to our network management services customers. We recognize revenues from the sale of CPE upon shipment to the end user. However, if the transaction is financed through our lease financing subsidiary, we recognize the revenues upon sale of the underlying lease contract on a non-recourse basis. We recognize revenues from CPE maintenance contracts on a monthly basis as the services are provided. We expect to limit discounts on CPE and encourage end users to purchase equipment from other sources. Further, as an alternative to selling CPE to our resellers, we have recently amended some of our reseller agreements such that we receive management fees for ordering CPE and managing CPE inventories for these resellers. We therefore anticipate that revenues from CPE sales will decline as we seek to manage our mix of revenues.

  We currently have a network management services contract with two business units within AT&T: AT&T Solutions and AT&T Business Network Services. AT&T accounted for 30% of our total revenues in fiscal year 1997, 52% of our total revenues in fiscal year 1998, 59% of our total revenues in fiscal year 1999 and 69% of our total revenues in the three months ended June 30, 1999. We anticipate that sales to AT&T will continue to comprise a substantial percentage of our revenues at least through fiscal year 2000 and it is possible that this percentage could increase. No other customer accounted for more than 10% of our revenues in fiscal year 1997, 1998 or 1999 or in the three months ended June 30, 1999.

  Historically, we have generated substantially all of our revenues from sales to customers in the United States, although we manage devices in several locations around the world for these U.S.-based customers.

 Costs and expenses

  In March 1998, we relocated all of our operations from our previous facility, consisting of approximately 25,000 square feet leased at prices negotiated originally in 1991 which were substantially below current market rates in 1998, into a new leased facility of approximately 70,000 square feet. Concurrent with this move, we upgraded our computing and network management infrastructure environment. The impact of these changes increased costs by approximately $300,000 per quarter. These costs are allocated across the cost of network management services revenues, development, sales and marketing, and general and administrative expenses.

  As of March 31, 1999, we had net operating loss carryforwards of approximately $17.2 million available to offset future net income for U.S. federal income tax purposes. These net operating loss carryforwards will expire beginning in 2004 if not utilized. We have alternative minimum tax credit carryforwards of $196,000 which do not expire. Our utilization of these net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code. The annual limitation may result in the expiration of the net operating losses before utilization. We have provided a full valuation allowance on the deferred tax asset at March 31, 1999 because of the uncertainty regarding its realization. In concluding that a full valuation allowance was required, we primarily considered factors such as our history of operating losses, our potential future losses and the nature of the deferred tax assets.

 Discontinued operations

  In December 1996, we decided to discontinue our data transport services business segment and we sold a portion of that segment to Intermedia Communications Inc. of Florida. The sale to Intermedia was closed on December 30, 1996 at a price of $12.3 million. As a part of this transaction, we assigned to Intermedia all customer and supplier contracts related to a portion of the business segment and we sold to Intermedia the capital equipment related to this portion of the business segment. The agreement for this sale contains a non-compete provision which prohibits us from competing in the data transport business for five years. To ease the transition associated with this sale, we agreed to provide management services to the transferred customer base through October 1997. We recorded related revenues of $500,000 in fiscal year 1997, $715,000 in fiscal year 1998 and $0 in fiscal year 1999, with respect to these services. To complete the discontinuance of this business segment, on October 1, 1997, we assigned our rights and obligations to customer and supplier contracts for other transport services to NetPlus, Inc. The purchase price, initially established at 25% of NetPlus' gross profit from these services for a period of three years beginning April 1, 1998 up to a maximum of $600,000, was renegotiated to be a single payment of $100,000, which was received in fiscal year 1999.

Results of operations

  The following table sets forth statement of operations data expressed as percentages of total revenues for the periods indicated:

                                                              Three Months
                                    Year Ended March 31,     Ended June 30,
                                    -----------------------  -----------------
                                     1997    1998     1999    1998      1999
                                    ------  ------   ------  -------   -------
Revenues:
 Network management services.......   44.8%   50.4%    47.8%    46.0%     50.5%
 Equipment and other...............   55.2    49.6     52.2     54.0      49.5
                                    ------  ------   ------  -------   -------
   Total revenues..................  100.0   100.0    100.0    100.0     100.0
Total cost of revenues.............   80.3    76.6     70.8     74.2      68.4
                                    ------  ------   ------  -------   -------
Gross profit.......................   19.7    23.4     29.2     25.8      31.6
Operating expenses:
 Development.......................   20.0    13.1      7.0      8.0       6.4
 Sales and marketing...............   35.5    17.6     11.8     13.3      10.3
 General and administrative........   23.6    14.9      7.8      9.7       6.9
                                    ------  ------   ------  -------   -------
   Total operating expenses........   79.1    45.6     26.6     31.0      23.6
                                    ------  ------   ------  -------   -------
Operating income (loss)............  (59.4)  (22.2)     2.6     (5.2)      8.0
Other income, net..................    0.5     1.3      0.7      0.8       0.5
                                    ------  ------   ------  -------   -------
Income (loss) from continuing
 operations before income taxes....  (58.9)  (20.9)     3.3     (4.4)      8.5
Income tax expense (benefit).......  (19.9)   (2.1)     0.1      --        0.2
                                    ------  ------   ------  -------   -------
Net income (loss) from continuing
 operations........................  (39.0)  (18.8)     3.2     (4.4)      8.3
Discontinued operations:
 Income from discontinued
  operations, net of applicable
  income taxes.....................   33.9     1.1      --       --        --
 Gain on sale of discontinued
  operations, net of applicable
  income taxes.....................  168.1     2.4      0.4      --        --
                                    ------  ------   ------  -------   -------
Net income (loss)..................  163.0%  (15.3)%    3.6%    (4.4)%     8.3%
                                    ======  ======   ======  =======   =======

  Cost of network management services, expressed as percentages of network management services revenues, and cost of equipment and other, expressed as percentages of equipment and other revenues, were as follows:

                                                              Three Months
                                    Year Ended March 31,     Ended June 30,
                                    -----------------------  -----------------
                                     1997    1998     1999    1998      1999
                                    ------  ------   ------  -------   -------
  Cost of network management serv-
   ices............................   86.0%   77.9%    64.6%    70.6%     58.3%
  Cost of equipment and other......   75.7    75.4     76.5     77.3      78.7

Three months ended June 30, 1998 compared to three months ended June 30, 1999

 Revenues

  Total revenues. Total revenues increased 63%, from $5.6 million in the three months ended June, 30 1999 to $9.1 million in the three months ended June 30, 1999.

  Network management services. Revenues from network management services increased 77%, from $2.6 million in the three months ended June 30, 1998 to $4.6 million in the three months ended June 30, 1999, representing 46% of total revenues in the three months ended June 30, 1998 and 51% of total revenues in the three months ended June 30, 1999. The dollar and percentage increases resulted primarily from a growth in the number of managed devices under contract, increased implementation revenues and, to a lesser extent, increased installation revenues resulting from higher volumes of CPE sales.

  Equipment and other. Revenues from equipment and other increased 50%, from $3.0 million in the three months ended June 30, 1998 to $4.5 million in the three months ended June 30, 1999, primarily as a result of increased purchases of CPE by AT&T and, to a lesser extent, an increase in the number of equipment maintenance contracts in place. We expect to limit discounts on CPE and encourage end users to purchase equipment from other sources. Further, as an alternative to selling CPE to our resellers, we have recently amended some of our reseller agreements such that we receive management fees for ordering CPE and managing CPE inventories for these resellers. We therefore anticipate that revenues from CPE sales will decline as we seek to manage our mix of revenues.

 Cost of revenues

  Cost of network management services. Cost of network management services includes salary and other costs of personnel, depreciation of equipment utilized to manage customer networks, the network management infrastructure utilized to provide remote network management services, and the costs of third-party providers of CPE installation services. Cost of network management services is expensed as incurred. Cost of network management services increased 50%, from $1.8 million in the three months ended June 30, 1998 to $2.7 million in the three months ended June 30, 1999, representing 71% of network management services revenues in the three months ended June 30, 1998 and 58% of such revenues in the three months ended June 30, 1999. The dollar increase was due primarily to the addition of personnel to accommodate growth, upgrades to the network management infrastructure and, to a lesser extent, increased subcontractor costs related to installation of CPE. The percentage decrease was due primarily to improvements in processes and tools which have resulted in a higher number of managed devices per operations employee.

  Cost of equipment and other. Cost of equipment and other includes the purchase of CPE from manufacturers and distributors, maintenance contracts purchased for resale to end users, and capital equipment maintained by us for replacement of failed units. These costs are expensed in the period the related revenues are recognized, other than costs associated with capital equipment maintained by us for the replacement of failed units. The cost of replacement units is amortized generally over three years, with the unamortized balance expensed when the replacement unit is used. Cost of equipment and other increased 52%, from $2.3 million in the three months ended June 30, 1998 to $3.5 million in the three months ended June 30, 1999, representing 77% of equipment and other revenues in the three months ended June 30, 1998 and 79% of such revenues in the three months ended June 30, 1999. The increase in dollars and as a percent of equipment and other revenues was due to higher volume of CPE sales in the three months ended June 30, 1999 to our resellers at lower resale margins. This increase in cost was partially offset by a higher percentage of these revenues coming from maintenance services, which typically have higher gross margins than CPE sales.

 Operating expenses

  Development. Development expenses consist primarily of salaries and related costs of development personnel, including contract programming services. Development employees are responsible for developing internal software systems, selecting and integrating purchased software applications, developing software tools for our network management services, developing our web-enabled software applications that give customers access to network management information, and defining and developing operating processes for new services. Development expenses increased 30%, from $446,000 in the three months ended June 30, 1998 to $579,000 in the three months ended June 30, 1999, representing 8% of total revenues in the three months ended June 30, 1998 and 6% of total revenues in the three months ended June 30, 1999. The increase in dollars was due to an increase in the number of software and service development personnel devoted to the development and enhancement of network management tools and our network management services. The decrease as a percentage of total revenues was affected by our decision to manage development spending to a lower level as a percentage of total revenues. The decrease was also affected by higher than anticipated equipment revenues in the three months ended June 30, 1999. We anticipate that development costs may increase as a percentage of total revenues over the remainder of fiscal year 2000 as additional development personnel are added.

  Sales and marketing. Sales and marketing expenses consist primarily of salaries, commissions, travel and costs associated with creating awareness of our services. Sales and marketing expenses increased 28%, from $739,000 in the three months ended June 30, 1998 to $943,000 in the three months ended June 30, 1999, representing 13% of total revenues in the three months ended June 30, 1998 and 10% of total revenues in the three months ended June 30, 1999. The increase in dollars was due to increased spending for advertising and other promotional activities, as well as costs associated with the recruiting and relocation of a new vice president of marketing. The decrease of sales and marketing expenses as a percentage of total revenues reflects the increase in total revenues and a move to reduce these expenditures as a percentage of total revenues as we began to rely more on an indirect distribution strategy. We anticipate that sales and marketing costs may increase slightly as a percentage of total revenues over the remainder of fiscal year 2000, as additional sales and marketing personnel are added.

  General and administrative. General and administrative expenses consist primarily of expenses related to our human resources, finance and executive departments. Included in human resources spending is all employee training sponsored by us, as well as most costs of recruiting and relocating new employees. General and administrative expenses increased 15%, from $541,000 in the three months ended June 30, 1998 to $622,000 in the three months ended June 30, 1999, representing 10% of total revenues in the three months ended June 30, 1998 and 7% of total revenues in the three months ended June 30, 1999. The dollar increase was due primarily to additional spending related to recruiting of new employees. The decrease as a percentage of total revenues is primarily the result of higher total revenues in the three months ended June 30, 1999.

 Other income, net

  Other income, net consists primarily of interest expense from our leases for capital equipment, offset by interest income earned on our cash balances. Other income, net remained relatively flat, decreasing from $48,000 in the three months ended June 30, 1998 to $46,000 in the three months ended June 30, 1999, representing approximately 1% of total revenues in both periods.

Fiscal year ended March 31, 1998 compared to fiscal year ended March 31, 1999

 Revenues

  Total revenues. Total revenues increased 84%, from $14.5 million in fiscal year 1998 to $26.7 million in fiscal year 1999.

  Network management services. Revenues from network management services increased 75%, from $7.3 million in fiscal year 1998 to $12.8 million in fiscal year 1999, representing 50% of total revenues in fiscal year 1998 and 48% of total revenues in fiscal year 1999. The dollar increase resulted primarily from a growth in the number of managed devices under contract, increased implementation revenues and, to a lesser extent, increased installation revenues resulting from higher volumes of CPE sales. Increased implementation fees in fiscal year 1999 were largely due to a change in company policy in the quarter ended March 31, 1998 which resulted in our charging fees for, rather than absorbing the costs of, implementing new networks. These increases were partially offset by a decrease in the fiscal quarter ended December 31, 1997 in the revenues attributable to the management of the customer base sold to Intermedia. The percentage of revenues from network management services derived from our relationship with AT&T was approximately equal to the percentage of total revenue derived from AT&T.

  Equipment and other. Revenues from equipment sales and other increased 93%, from $7.2 million in fiscal year 1998 to $13.9 million in fiscal year 1999, primarily as a result of increased purchases of CPE by AT&T and, to a lesser extent, an increase in the number of equipment maintenance contracts in place.

 Cost of revenues

  Cost of network management services. Cost of network management services increased 46%, from $5.7 million in fiscal year 1998 to $8.3 million in fiscal year 1999, representing 78% of network management services revenues in fiscal year 1998 and 65% of such revenues in fiscal year 1999. The dollar increase was due primarily to the addition of personnel to accommodate growth, upgrades to the network management infrastructure including the addition of a separate infrastructure support group, the upgrade of our facilities, and, to a lesser extent, increased subcontractor costs related to installation of CPE. The percentage decrease was due primarily to improvements in processes and tools which have resulted in a higher number of managed devices per operations employee.

  Cost of equipment and other. Cost of equipment and other increased 98%, from $5.4 million in fiscal year 1998 to $10.7 million in fiscal year 1999, representing 75% of equipment and other revenues in fiscal year 1998 and 77% of such revenues in fiscal year 1999. The increases in dollars and as a percent of equipment and other revenues were due to higher volume of CPE sales in fiscal year 1999 to our resellers at lower resale margins. These increases in cost were partially offset by a higher percentage of these revenues coming from maintenance services, which typically have higher gross margins than CPE sales.

 Operating expenses

  Development. Development expenses were $1.9 million in both fiscal years 1998 and 1999, representing 13% of total revenues in fiscal year 1998 and 7% of total revenues in fiscal year 1999. The decrease as a percentage of total revenues was due to the development of our LAN product which was introduced in the first quarter of fiscal year 1998 and reduced usage of third-party contract programming resources. The decrease was also affected by our decision to manage development spending to a lower level as a percentage of total revenues in fiscal year 1999, after having accelerated spending in fiscal year 1998 in order to support future revenue growth, cost reduction and service quality. This decrease was partially offset by increased depreciation on development tools.

  Sales and marketing. Sales and marketing expenses increased 23%, from $2.6 million in fiscal year 1998 to $3.2 million in fiscal year 1999, representing 18% of total revenues in fiscal year 1998 and 12% of total revenues in fiscal year 1999. In fiscal year 1999, total sales and marketing salaries paid increased as additional people were added to support resellers and to focus on new product definition. This dollar increase was offset by cost savings realized from centralizing all sales activities in our headquarters in Austin. This centralization eliminated the costs of remote sales offices and more than offset the additional costs associated with the move to the new headquarters facility in March 1999. The decrease of sales and marketing expenses as a percentage of total revenues reflected the increase in total revenues and a move to reduce these expenditures as a percentage of total revenues as we began to rely more on an indirect distribution strategy.

  General and administrative. General and administrative expenses decreased 5%, from $2.2 million in fiscal year 1998 to $2.1 million in fiscal year 1999, representing 15% of total revenues in fiscal year 1998 and 8% of total revenues in fiscal year 1999. The decreases in dollars and as a percentage of total revenues were due primarily to decreased legal and consulting fees and outside recruiting and relocation fees. These decreases were offset by increased salaries related to the addition of human resource professionals who are responsible for enhancing training and recruiting programs in preparation for growth.

 Other income, net

  Other income, net decreased 4%, from $202,000 in fiscal year 1998 to $193,000 in fiscal year 1999, both representing 1% of total revenues in fiscal year 1998 and in fiscal year 1999. The dollar decrease in fiscal year 1999 was due to higher interest income in fiscal year 1998 earned from a higher level of funds available for investment and increased interest expense incurred on capital lease obligations in fiscal year 1999. This dollar decrease was partially offset by a recovery in fiscal year 1999 of a portion of certain contract development expenses written off in fiscal year 1998.

Fiscal year ended March 31, 1997 compared to fiscal year ended March 31, 1998

 Revenues

  Total revenues. Total revenues increased 130%, from $6.3 million in fiscal year 1997 to $14.5 million in fiscal year 1998.

  Network management services. Revenues from network management services increased 161%, from $2.8 million in fiscal year 1997 to $7.3 million in fiscal year 1998, representing 45% of total revenues in fiscal year 1997 and 50% of total revenues in fiscal year 1998. The dollar and percentage increases in network management services revenues resulted primarily from a growth in the number of managed devices under contract, increased implementation revenues and, to a lesser extent, increased installation revenues resulting from higher volumes of CPE sales. The impact of changes in average revenues per device was not significant. Increased implementation fees in fiscal year 1998 were largely due to a change in company policy in the quarter ended March 31, 1998 which resulted in our charging fees for, rather than absorbing the costs of, implementing new networks. These increases were partially offset by a decrease in the three months ended December 31, 1997 in the revenues attributable to the management of the customer base sold to Intermedia. The percentage of revenues from network management services derived from our relationship with AT&T was approximately equal to the percentage of total revenue derived from AT&T.

  Equipment and other. Revenues from equipment and other increased 106%, from $3.5 million in fiscal year 1997 to $7.2 million in fiscal year 1998, primarily as a result of increased sales of CPE.

 Cost of revenues

  Cost of network management services. Cost of network management services increased 138%, from $2.4 million in fiscal year 1997 to $5.7 million in fiscal year 1998, representing 86% of network management services revenues in fiscal year 1997 and 78% of such revenues in fiscal year 1998. The dollar increase was due primarily to the addition of personnel to accommodate growth, upgrades to the network management infrastructure including the addition of a separate infrastructure support group, facilities expansion to accommodate new operations personnel, increased recruiting and relocation costs associated with strengthening the management and technical talent of the operations groups and, to a lesser extent increased subcontractor costs related to installation of CPE. The percentage decrease was due primarily to a higher number of managed devices per operations employee.

  Cost of equipment and other. Cost of equipment and other increased 108%, from $2.6 million in fiscal year 1997 to $5.4 million in fiscal year 1998, representing 76% of equipment and other revenues in fiscal year 1997 and 75% of such revenues in fiscal year 1998. The dollar increase was due primarily to the higher volume of CPE sales in fiscal year 1998 and, to a lesser extent, increased equipment maintenance revenues.

 Operating expenses

  Development. Development expenses increased 46%, from $1.3 million in fiscal year 1997 to $1.9 million in fiscal year 1998, representing 20% of total revenues in fiscal year 1997 and 13% of total revenues in fiscal year 1998. The dollar increase was due to higher development spending in fiscal year 1998 enabled by the sale of our transport business in the third quarter of fiscal year 1997. This sale provided a source of working capital to invest in our relatively new network management services offerings. These additional development expenses included the costs associated with hiring additional people, including additional facilities space. The decrease as a percentage of total revenues was primarily the result of higher total revenues in fiscal year 1998.

  Sales and marketing. Sales and marketing expenses increased 18%, from $2.2 million in fiscal year 1997 to $2.6 million in fiscal year 1998, representing 36% of total revenues in fiscal year 1997 and 18% of total revenues in fiscal year 1998. This dollar increase was due to one-time costs, including accrual of future rentals on vacated spaces, related to the closing of most of our remote sales offices as we began consolidating sales efforts at our Austin headquarters as well as increased public relations and market awareness efforts. The decrease as a percentage of total revenues reflected the increase in recurring network management services revenues and a move to reduce these sales and marketing expenditures as a percentage of total revenues as we began to rely more on an indirect distribution strategy.

  General and administrative. General and administrative expenses increased 47%, from $1.5 million in fiscal year 1997 to $2.2 million in fiscal year 1998, representing 24% of total revenues in fiscal year 1997 and 15% of total revenues in fiscal year 1998. The dollar increase was due primarily to the addition of human resources professionals beginning in the first quarter of fiscal year 1998 who were responsible for enhancing training and recruiting programs in preparation for growth. The dollar increase was also due to a lesser extent to additional facilities space, additional spending for outside training programs and increased recruiting costs. The decrease as a percentage of total revenues was primarily the result of higher total revenues in fiscal year 1998.

 Other income, net

  Other income, net increased 494%, from $34,000 in fiscal year 1997 to $202,000 in fiscal year 1998, representing 1% of total revenues in both fiscal year 1997 and fiscal year 1998. The dollar increase in fiscal year 1998 was due to higher interest income in fiscal year 1998 earned from a higher level of funds available for investment, offset by a write-off of contract development expenses and increased interest on capital lease obligations in fiscal year 1998.

Quarterly results of operations

  Although our total revenues have increased in each of the last nine quarters, results of operations have varied from quarter to quarter. Accordingly, we believe that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Our operating results may fluctuate as a result of many factors, including our ability to renew or retain existing end-user and reseller relationships, the cost of introducing new service offerings and the profitability of such offerings, and the level and nature of competition. Further, we may be unable to adjust spending rapidly enough to compensate for any significant fluctuations in the number of new managed devices implemented in a given period. Any significant shortfall in the number of new managed devices could therefore seriously damage our business. Finally, there can be no assurance that we will be profitable in the future or, if we are profitable, that our levels of profitability will not vary significantly between quarters.

  The following tables set forth quarterly statement of operations data in dollars and, except as noted below, as a percentage of total revenues for each of the nine quarters in the period ended June 30, 1999. This quarterly information is unaudited and has been prepared on the same basis as our audited annual consolidated financial statements and, in the opinion of our management, includes all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the information for the periods presented. The information should be read together with the consolidated financial statements and related notes appearing elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                            Three Months Ended
                          --------------------------------------------------------------------------------------
                          June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30,
                            1997     1997      1997     1998     1998     1998      1998     1999     1999
                          -------- --------- -------- -------- -------- --------- -------- -------- --------
                                                  (in thousands, except per share data)
Revenues:
 Network management
  services..............   $1,524   $ 1,723   $1,811   $2,266   $2,560   $3,081    $3,335   $3,801   $4,584
 Equipment and other....    1,584     1,852    1,795    1,968    3,002    3,342     3,557    4,038    4,492
                           ------   -------   ------   ------   ------   ------    ------   ------   ------
   Total revenues.......    3,108     3,575    3,606    4,234    5,562    6,423     6,892    7,839    9,076
Cost of revenues:
 Cost of network
  management services...    1,325     1,476    1,407    1,498    1,808    1,974     2,098    2,378    2,672
 Cost of equipment and
  other.................    1,232     1,350    1,426    1,417    2,321    2,629     2,663    3,052    3,536
                           ------   -------   ------   ------   ------   ------    ------   ------   ------
   Total cost of
    revenues............    2,557     2,826    2,833    2,915    4,129    4,603     4,761    5,430    6,208
                           ------   -------   ------   ------   ------   ------    ------   ------   ------
Gross profit............      551       749      773    1,319    1,433    1,820     2,131    2,409    2,868
Operating expenses:
 Development............      494       464      465      479      446      459       464      493      579
 Sales and marketing....      627       771      561      603      739      723       791      900      943
 General and
  administrative........      419       518      600      622      541      512       511      534      622
                           ------   -------   ------   ------   ------   ------    ------   ------   ------
   Total operating
    expenses............    1,540     1,753    1,626    1,704    1,726    1,694     1,766    1,927    2,144
                           ------   -------   ------   ------   ------   ------    ------   ------   ------
Operating income
 (loss).................     (989)   (1,004)    (853)    (385)    (293)     126       365      482      724
Other income (expense),
 net....................      134       (59)      61       66       48       23       103       19       46
                           ------   -------   ------   ------   ------   ------    ------   ------   ------
Income (loss) from
 continuing operations
 before income taxes....     (855)   (1,063)    (792)    (319)    (245)     149       468      501      770
Income tax expense
 (benefit)..............      (83)     (104)     (78)     (32)     --       --          6       13       15
                           ------   -------   ------   ------   ------   ------    ------   ------   ------
Net income (loss) from
 continuing operations..     (772)     (959)    (714)    (287)    (245)     149       462      488      755
Discontinued operations:
 Income (loss) from
  discontinued
  operations, net of
  applicable income
  taxes.................       72        97        5       (9)     --       --        --       --       --
 Gain (loss) on sale of
  discontinued
  operations, net of
  applicable income
  taxes.................      --        151       (4)     194      --       --         98      --       --
                           ------   -------   ------   ------   ------   ------    ------   ------   ------
Net income (loss).......   $ (700)  $  (711)  $ (713)  $ (102)  $ (245)  $  149    $  560   $  488   $  755
                           ======   =======   ======   ======   ======   ======    ======   ======   ======
Basic income (loss) per
 share from:
 Continuing
  operations............   $(0.48)  $ (0.54)  $(0.46)  $(0.28)  $(0.27)  $(0.15)   $(0.05)  $(0.04)  $ 0.04
                           ======   =======   ======   ======   ======   ======    ======   ======   ======
 Net income (loss)......   $(0.45)   $(0.46)  $(0.46)  $(0.22)  $(0.27)  $(0.15)   $(0.02)  $(0.04)  $ 0.04
                           ======   =======   ======   ======   ======   ======    ======   ======   ======
Weighted average shares
 used in basic per share
 calculations...........    2,912     2,930    2,947    3,193    3,280    3,286     3,298    3,340    3,361
Diluted income (loss)
 per share from:
 Continuing
  operations............   $(0.48)  $ (0.54)  $(0.46)  $(0.28)  $(0.27)  $(0.15)   $(0.05)  $(0.04)  $ 0.02
                           ======   =======   ======   ======   ======   ======    ======   ======   ======
 Net income (loss)......   $(0.45)  $ (0.46)  $(0.46)  $(0.22)  $(0.27)  $(0.15)   $(0.02)  $(0.04)  $ 0.02
                           ======   =======   ======   ======   ======   ======    ======   ======   ======
Weighted average shares
 used in diluted per
 share calculations.....    2,912     2,930    2,947    3,193    3,280    3,286     3,298    3,340    5,055

                                                            Three Months Ended
                          -------------------------------------------------------------------------------------------
                          June 30,  Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31, Mar. 31,  June 30,
                            1997      1997      1997      1998      1998      1998      1998     1999      1999
                          --------  --------- --------  --------  --------  --------- -------- --------- --------
                                                  (As a percentage of total revenues)
Revenues:
 Network management
  services..............    49.0 %     48.2 %   50.2 %    53.5 %    46.0 %     48.0%    48.4%     48.5%    50.5%
 Equipment and other
  revenues..............    51.0       51.8     49.8      46.5      54.0       52.0     51.6      51.5     49.5
                           -----      -----    -----     -----     -----      -----    -----     -----    -----
  Total revenues........   100.0      100.0    100.0     100.0     100.0      100.0    100.0     100.0    100.0
Total cost of revenues..    82.3       79.0     78.6      68.8      74.2       71.7     69.1      69.3     68.4
                           -----      -----    -----     -----     -----      -----    -----     -----    -----
Gross profit............    17.7       21.0     21.4      31.2      25.8       28.3     30.9      30.7     31.6
Operating expenses:
 Development............    15.9       13.0     12.9      11.3       8.0        7.1      6.7       6.3      6.4
 Sales and marketing....    20.1       21.6     15.6      14.3      13.3       11.2     11.5      11.5     10.3
 General and
  administrative........    13.5       14.5     16.6      14.7       9.8        8.0      7.4       6.8      6.9
                           -----      -----    -----     -----     -----      -----    -----     -----    -----
  Total operating
   expenses.............    49.5       49.1     45.1      40.3      31.1       26.3     25.6      24.6     23.6
                           -----      -----    -----     -----     -----      -----    -----     -----    -----
Operating income
 (loss).................   (31.8)     (28.1)   (23.7)     (9.1)     (5.3)       2.0      5.3       6.1      8.0
Other income (expense),
 net....................     4.3       (1.6)     1.7       1.6       0.9        0.3      1.5       0.3      0.5
                           -----      -----    -----     -----     -----      -----    -----     -----    -----
Income (loss) from
 continuing operations,
 before income taxes....   (27.5)     (29.7)   (22.0)     (7.5)     (4.4)       2.3      6.8       6.4      8.5
Income tax expense
 (benefit)..............    (2.7)      (2.9)    (2.2)     (0.8)      --         --       0.1       0.2      0.2
                           -----      -----    -----     -----     -----      -----    -----     -----    -----
Net income (loss) from
 continuing operations..   (24.8)     (26.8)   (19.8)     (6.7)     (4.4)       2.3      6.7       6.2      8.3
Discontinued operations:
 Income (loss) from
  discontinued
  operations, net of
  applicable income
  taxes.................     2.3        2.7      0.1      (0.2)      --         --       --        --       --
 Gain (loss) on sale of
  discontinued
  operations, net of
  applicable income
  taxes.................     --         4.2     (0.1)      4.5       --         --       1.4       --       --
                           -----      -----    -----     -----     -----      -----    -----     -----    -----
Net income (loss).......   (22.5)%    (19.9)%  (19.8)%    (2.4)%    (4.4)%      2.3%     8.1%      6.2%     8.3%
                           =====      =====    =====     =====     =====      =====    =====     =====    =====

  Cost of network management services, expressed as a percentage of network management services revenues, and the cost of equipment and other, expressed as a percentage of equipment and other revenues, were as follows:

                                                          Three Months Ended
                          ---------------------------------------------------------------------------------------
                          June 30,  Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31, March 31, June 30,
                            1997      1997      1997      1998      1998      1998      1998     1999      1999
                          --------  --------- --------  --------  --------  --------- -------- --------- --------
  Cost of network
   management services..    86.9%      85.7%    77.7%     66.1%     70.6%      64.1%    62.9%     62.6%    58.3%
  Cost of equipment and
   other................    77.8       72.9     79.4      72.0      77.3       78.7     74.9      75.6     78.7

  The trends discussed in the annual comparisons of operating results from fiscal year 1998 to fiscal year 1999 and the three months ended June 30, 1998, to the three months ended June 30, 1999 are generally applicable to the comparison of quarters within the nine quarters in the period ended June 30, 1999. The following supplemental explanations are provided with respect to significant sequential changes in amounts.

  The relatively slower sequential growth of network management services revenues in the quarter ended December 31, 1997 was due to the expiration of the contract with Intermedia under which we managed the customer base of the discontinued transport business. The larger than usual sequential growth in equipment and other revenues in the three months ended June 30, 1998 was due primarily to increased sales of network management services to AT&T, which included higher volumes of CPE sales.

  The increase in cost of equipment and other as a percent of equipment and other revenues in the quarter ended June 30, 1998 was due primarily to a higher mix of CPE sales. We expect to limit discounts on CPE and encourage end users to purchase equipment from other sources. Further, as an alternative to selling CPE to our resellers, we have recently amended some of our reseller agreements such that we receive management fees for ordering CPE and managing CPE inventories for these resellers. We therefore anticipate that revenues from CPE sales will decline as we seek to manage our mix of revenues.

  The fluctuations in general and administrative expenses on a quarter-to-quarter basis reflect periodic changes in amounts spent for training, recruiting and relocation, and consulting services.

Liquidity and capital resources

  Since our inception we have funded our operations primarily through:

  . private sales of capital stock totaling $28.3 million, including our most recent sale of capital stock in fiscal year 1993 for $9.8 million;

  . the sale of our discontinued transport business for $12.3 million in December 1996;

  . leases on capital equipment;

  . working capital lines of credit; and

  . cash provided by operations of $1.1 million in fiscal year 1995, $1.0 million in fiscal year 1996, $892,000 in fiscal year 1999 and $1.5 million in the three months ended June 30, 1999.

  We used $1.5 million in cash during fiscal year 1997, $2.2 million during fiscal year 1998, $1.6 million during fiscal year 1999, and $724,000 in the first three months of fiscal year 2000 to purchase capital assets primarily used in the delivery of our network management services. We currently have no material commitments for capital expenditures. Proceeds from leases of capital equipment totaled $218,000 in fiscal year 1997, $1.7 million in fiscal year 1998, $831,000 in fiscal year 1999, and $0 in the first three months of fiscal year 2000. We paid $514,000 in 1997, $257,000 in 1998, $732,000 in 1999 and
$249,000 in the first three months of fiscal year 2000 toward our lease obligations for capital equipment. We intend to continue to add sales, marketing and development resources over the next 12 months; however, we anticipate that costs associated with sales, marketing and development initiatives will not materially increase as a percentage of revenues and will not result in significant uses of working capital.

  In July 1999, we completed a conversion of our financial and accounting system for accounts payable, accounts receivable and general ledger accounts, in order to make the system year 2000 compliant. With the exception of routine upgrades to certain server and desktop computer operating systems, desktop computer packaged software, desktop computer firmware and one third-party software tool, all of our internal, mission-critical systems, including the software tools we supply to customers, are year 2000 compliant. Resellers', end users' and vendors' software and systems, however, may not be year 2000 compliant. The failure of systems maintained by our resellers, end users and vendors to be year 2000 compliant could cause us to incur significant expenses to remedy any problems, reduce our revenues from such end users, or otherwise have a material adverse effect on our business, financial condition and results of operations.

  We have not incurred significant costs to date complying with year 2000 requirements, and we do not believe that we will incur significant costs for such purposes in the foreseeable future. We expect to spend less than $100,000 to complete all remaining hardware and software upgrades in order to be year 2000 compliant. However, any disruption of our operations or additional unanticipated expenses could have an adverse effect on our business, financial condition and results of operations.

  In December 1996, we terminated our $1.0 million bank line of credit prior to the closing of the sale of the transport business. If desirable, we believe we can obtain a similar working capital line of credit on acceptable terms.

  As of June 30, 1999, we had $6.6 million in cash and cash equivalents and $3.4 million in net accounts receivable. We believe that the net proceeds from this offering, together with cash generated from operations, will be sufficient to fund our anticipated working capital needs, capital expenditures and any potential future acquisitions for at least 12 months. In the event our plans or assumptions change or prove to be inaccurate, or if we consummate any unplanned acquisitions of businesses or assets, we may be required to seek additional sources of capital. Sources of additional capital may include public and private equity and debt financings, sales of nonstrategic assets and other financing arrangements.

                                    BUSINESS

  We offer a range of network management and security services that allow companies to selectively outsource, or "out-task," specific network activities in order to increase network reliability and up-time, reduce overall network costs, and simplify timely migration to new technologies. Our management services are intended to address all or selected parts of the full life cycle of network management, which consists of network design, configuration, implementation, monitoring, fault diagnosis, fault resolution, reporting, upgrading and documentation. We furnish our network management services remotely 24 hours per day, seven days per week from our network management center in Austin, Texas, and we offer software tools that allow companies to access up-to-date network status reports through standard web browsers. We also offer around-the-clock remote security protection services for the Internet and intranet perimeter points of our customers' networks. Our security offerings currently include a managed firewall service and a remote intrusion detection and response service. We have offered network management services since 1995 and currently have over 575 end users representing approximately 8,700 managed sites. We target middle market enterprises, and provide services both directly to end users as well as indirectly through resellers such as AT&T.

Industry background

  Businesses increasingly depend on the ability to access and share electronic information reliably. To enable effective internal communication, more and more companies are relying on client/server-based databases and applications, e-mail, remote access by mobile workers and various forms of online information. The proliferation of the use of the Internet and the emergence of e-commerce are driving the need for businesses to exchange electronic information externally with customers, business partners and vendors. In response to the growing need to share information internally and externally, companies' operations increasingly depend on data networks, including both wide area networks, or WANs, which allow companies to communicate with a large number of computers over a broad geographic area, and local area networks, or LANs, which are generally more limited in the number of computers in the network and the geographic area covered. This proliferation of networks has resulted in a dramatic increase in network traffic as well as heightened requirements for network performance. It has also increased the magnitude of sensitive corporate information shared over networks, causing network security to become a high priority for many businesses. As a result of these trends, a growing number of businesses view responsive, reliable and secure networks as mission-critical to their operations.

  As networks have become a more integral part of day-to-day operations, many companies are seeking to control network costs and improve operating efficiencies. Economic and performance issues are especially important for organizations operating WANs to connect geographically dispersed sites. Providers of WAN equipment and services have responded to customer demand by introducing switched data technologies which allow any user to be connected to any other user in a more efficient manner than traditional network architectures. Examples of these switched data technologies include Frame Relay, Asynchronous Transfer Mode, or ATM, and Internet Protocol, or IP. These new switched data technologies are able to share and allocate bandwidth, the electronic frequencies used to transmit data over computer networks, based on actual network use, while traditional network architectures use fixed bandwidth and dedicated circuits regardless of network use. The shared bandwidth of switched data technologies typically results in WANs that are more reliable and less expensive than those based on traditional leased-line services. As a result, switched data services have grown rapidly since WAN service providers initially introduced Frame Relay services as a solution. ATM services, a switched data technology characterized by higher capacities and higher speeds, are less widely offered today but are expected to compete with Frame Relay and experience rapid growth in the next several years. Likewise, services based on IP are becoming an important option to the traditional dedicated circuit WAN infrastructure.

  The growth of the switched data market has been enabled by the rapid development of sophisticated networking hardware such as routers, inverse multiplexers and switches. At the same time, software companies have introduced network management and security software designed to work with and optimize the new hardware. Implementation and management of new hardware and software technologies typically require significant expertise in order to maintain reliability, performance and security, especially since networks have grown more complex and heterogeneous as new technologies have been integrated with legacy networks.

Further, the tools available to manage today's networks are complex and often require incremental investments in hardware, software, personnel and training. The proliferation of services available from WAN service providers, such as the major telecommunications carriers, further complicates network management and security.

  Many companies have encountered difficulties implementing and managing networks internally because of the significant shortage of qualified networking and information technology, or IT, professionals. We estimate, based on industry reports, that between 15% and 30% of permanent IT positions were unfilled in mid-1998. The United States Department of Commerce, in a report released in June 1999, projects 75% growth in the demand for core IT occupations in the decade ending in 2006 as compared to 14% growth in demand for all occupations. Maintaining internal IT staffs is costly since network management skills must be constantly upgraded to respond to the rapid changes in networking and security technologies. This situation is even more acute in the area of network security, an area that is increasing in importance due to threats of security attacks via the Internet as well as rapidly changing security technology. The resource scarcity and high cost of internal IT staffs represent significant challenges for businesses, especially mid-sized companies that are large enough to require sophisticated networks, but too small to gain efficiencies of scale achievable by a large enterprise that can amortize the costs of an in-house IT network management group across a large organization.

  Many companies are beginning to turn to third-party service providers for network management and security, particularly when those skills are not core business competencies. While some companies out-source their entire computing environment, a growing number of companies are managing their computing environments more actively and affordably by out-tasking a particular set of activities. Businesses seeking to out-task network management services typically need to migrate quickly to newer technologies as they become available, increase the reliability of their networks and reduce the overall cost of managing their networks. Further, these businesses' networks must be available to internal and external users 24 hours per day, seven days per week. Even if network management activities are out-tasked, internal IT managers need access to network information and performance reporting at all times. In addition, network security must be assured, with access to the networks limited to authorized users, and then only to those applications and data for which the users have been authorized. All of this network management must be done in an environment of constant and rapid change in networking and security technology where the time to implement new technologies can affect the time to market of new products and services.

Our solution

  We offer network management services that allow customers to out-task network-specific activities in order to increase network reliability and up-time, reduce overall network costs and migrate to new technologies and services on a timely basis. We also offer security protection for network perimeter points such as an enterprise's Internet or intranet connections. Our solutions are designed to address the needs of middle market enterprises. We currently have over 575 middle market end users that maintain approximately 8,700 managed sites. We believe our solution offers the following key benefits:

  Full breadth of network management services. Our network management services cover the entire life cycle of an enterprise's network, including network design, configuration, implementation, monitoring, fault diagnosis, fault resolution, reporting, upgrading and documentation. End users have the ability to outsource all of their network requirements to us, or they can retain control over certain aspects of their network and out-task only selected network management tasks.

  Reduced costs. Substantial costs are incurred in retaining and maintaining an internal IT staff that is qualified to manage a complex, multi-site network. We are able to amortize these personnel-related costs, as well as costs of necessary network infrastructure, software and tools, over hundreds of end users. As a result, we believe we are able to offer a better network solution at a lower cost than if an end user attempted to manage its network in-house. Furthermore, we evaluate, purchase, develop and integrate application-specific software and tools that allow us to deliver reliable solutions at low costs. We support only the relatively small number of providers of networking hardware and carrier services that collectively dominate the market for such equipment and services. By focusing on the leading equipment manufacturers and carriers, we are able to leverage economies of scale in managing multiple end-user networks.

  Increased network reliability, security and up-time. As enterprises continue to increase their use of networks for internal and external communication and for conducting e-commerce, the need for reliable and secure networks becomes more critical. We provide our remote network management and security services to end-user locations worldwide 24 hours per day, seven days per week. Our remote network management services for WANs generally include a guarantee to provide end-to-end network availability for at least 99.5% of the time in any given month.

  Ease of network maintenance and technology upgrades. Our network management professionals act as an extension of the customer's IT staff. By relying on our expertise, infrastructure and tools, end users are able to meet the challenges posed by rapidly evolving technologies and move quickly and affordably to more advanced network solutions as needed. We report to end users on an ongoing basis and recommend upgrades or changes when appropriate.

  Web-enabled network monitoring and reporting. End users can out-task to us the complex, frustrating and expensive responsibilities of dealing with day-to-day network management and security issues, yet still be able to understand and see their networks in operation. End users can access our web-enabled network management and monitoring tools and view on their computer screens a network map that gives a current status of every site on their networks. We also provide end users with reports of network activity periodically or on demand.

Strategy

  Our goal is to be a leading provider of remote network management services. The key elements of our strategy include the following:

  Target middle market enterprises. We believe that a significant market opportunity exists for our services among enterprises that are large enough to employ WANs across multiple sites, but too small to amortize the costs of an in-house IT network management staff across a large organization. These middle market companies, which typically have between 200 and 1,500 employees and annual revenues between $50 million and $2.5 billion, are facing a growing need for network expertise and technology. At the same time, they are encountering increased difficulties in attracting qualified and affordable networking professionals. We believe that our network management and security services offer an attractive solution for many middle market companies and we intend to target these companies, as we market our existing services and develop new services.

  Support leading technologies. We have been able to provide cost-effective solutions to our customers by supporting only the leading providers of networking hardware and carrier services. The suppliers that we support include AT&T, MCI/WorldCom, Qwest Communications and Sprint in the data transport arena, and 3Com, Bay/Nortel, Cabletron and Cisco in the market for customer premise equipment, or CPE. By designing our services to support this select group of leading service and equipment vendors, we seek to leverage our expertise, technologies and processes, while still providing support for the needs of most middle market companies. We intend to continue to develop our processes and tools to support new hardware and services introduced by leading vendors. This ongoing support may require us to modify existing services and, in some cases, develop new services. For example, we recently began managing ATM devices and are actively attempting to define new value added services.

  Expand service offerings. We seek to expand our service offerings by leveraging our existing expertise, technologies and processes in the network management arena. In August 1996, we introduced a security service that provides remote intrusion detection. In March 1999, we introduced an add-on service to our WAN management service that offers customers increased proactive network management capabilities, including our ability to identify many network problems and faults before the customer's network goes down. These offerings use our network management center and tools infrastructure and are supplemented by additional proprietary and third-party tools. In addition, the security service is enhanced by engineers with specific network security expertise. In the future, we intend to further develop our proactive network management service involving performance engineering and to add services addressing capacity planning.

  Add distribution partners. We believe that we can market our services to middle market companies most effectively by partnering with resellers that bundle our services with transport services or CPE. We believe that we can expand our current distribution relationships to include other major carriers, competitive local exchange carriers, or CLECs, and Internet service providers, or ISPs, and that we can also establish sales referral relationships with various manufacturers of networking hardware. We believe that these relationships will provide us with a significant competitive advantage.

Network management services

  Our network management services include one-time services such as design and implementation of new networks, as well as ongoing, or recurring, management and security services. Our current service offerings are grouped under three general categories: remote network management services, Internet and intranet security services, and web-enabled network management tools.

 Remote network management services

  Our services include the remote management of router-based WANs and LANs, LAN switches and intelligent hubs, as well as the monitoring of servers. These services are intended to address the full life cycle of network management, which includes the activities depicted below:

                 Network Management Life Cycle Activities


[Three rectangles are linked by arrows pointing from left to right. The three rectangles contain the following words:]

Design
Configure
Implement

[Six items linked by arrows circumscribe the words "Operate and Support." The six items consist of the following words, beginning at the top and moving clockwise:]

Alarm
Fix
Report & Trend
Upgrade
Document
Monitor

  We provide services to address each of these life cycle activities. Customers may elect to purchase full life cycle management services or may, in some cases, purchase individual services, such as network design or monitoring. Pricing for recurring services is generally established as a monthly fee on a per-managed-device basis. The following highlights services performed by us for each life cycle activity:

  Life cycle activity Our services
  ------------------- --------------------------------------------------------
  Design              . Design network to meet specific end-user requirements
                      . Offer CPE and maintenance pricing information
  Configure           . Configure CPE to enhance initial and ongoing network
                        performance
                      . Determine addressing, packet filtering and routing
                        protocol
  Implement           . Provide project management
                      . Stage, configure and install equipment
                      . Verify operational readiness
  Monitor             . Monitor network 24 hours per day, 7 days per week from
                        our network management center
  Diagnose            . Proactively diagnose faults
                      . Notify end user of status
  Resolve             . Proactively resolve faults
                      . Notify end user of status
  Report              . Offer network performance, transport provider
                        performance and cost analysis reports
                      . Offer real-time reporting on network performance which
                        falls below predefined thresholds
  Upgrade             . Upgrade or change components in the network as
                        requirements or configurations change
                      . Review software releases
                      . Install and configure new software and equipment as
                        appropriate
  Document            . Download and archive on our management platform
                        information related to CPE configurations, carrier and
                        CPE service provider data and other network
                        connectivity information
                      . Create and update network maps

  We have two branded network management service packages: ProWatch for WANs and ProWatch for LANs.

    ProWatch for WANs. We introduced our first WAN remote management service in January 1994 to enable remote management of router-based Frame Relay and ATM networks. This service is marketed by us and certain of our resellers as ProWatch for WANs. It is also marketed by other resellers, sometimes in modified versions, under the various brands of those resellers. The managed elements in this service include the WAN-attached router, the customer service unit, or CSU, connecting the router to the transport provider's Frame Relay or ATM service; and the transport provider's network services. Features offered in different options of ProWatch for WANs include: (1) performance engineering and fault management; (2) proactive monitoring; and (3) performance reporting. The ProWatch for WANs service generally includes a guarantee to provide the customer end-to-end network availability for at least 99.5% of the time in any given month, with the customer generally receiving a refund of the management fee in any month the guaranteed availability rate is not achieved. Substantially all of our recurring network management services revenues are derived from ProWatch for WANs and related WAN services.

    ProWatch for LANs. We introduced our LAN remote management service in May 1997 to measure, monitor and manage the routers, switches and intelligent hubs in corporate LANs. This service can also monitor the availability of servers manageable by the Simple Network Management Protocol, or SNMP. Our LAN management services are marketed by us and certain of our resellers as ProWatch for LANs and are also marketed by other resellers under the various brands of those resellers. In developing the ProWatch for LANs service, we leveraged the expertise, technologies and processes we developed in providing ProWatch for WANs. The primary differences between ProWatch for LANs and ProWatch for WANs are the exclusion of the transport provider's network services and the inclusion of additional performance reporting capabilities.

 Internet and intranet security services

  Our network security services, marketed under the brand name ProWatch Secure, provide protection 24 hours per day, seven days per week for networks' Internet and intranet perimeter points. This security service includes the following elements of remote network security management: security assessment and recommendations; implementation; ongoing security management; assurance; security reports and consultation; configuration management; and virtual private network, or VPN, configuration management. The pricing for these security services is generally established as a monthly fee on a per-managed-device basis. We offer two different security services:

    ProWatch Secure Managed Firewall Service. This service provides active management of the firewall, the electronic barrier between network segments. Our security engineers regularly review firewall logs and alarms to detect suspicious activity. Through this monitoring we can consult with the end user regarding potential changes in the firewall configuration. ProWatch Secure Managed Firewall Service is supported on Cisco's PIX Firewall series. The Cisco PIX Firewall is configured by our security engineers to enforce the security policy that best meets the end user's requirements to control access by specified applications and source addresses. The ProWatch Secure Managed Firewall Service was introduced in September 1998 as a more basic security service than our Remote Intrusion Detection and Response Service.

    ProWatch Secure Remote Intrusion Detection and Response Service. For more demanding security environments, such as those engaged in e-commerce, customers can implement intrusion detection monitoring as a second layer of network security. This service provides additional perimeter security beyond that offered by the access protection of ProWatch Secure Managed Firewall Service. ProWatch Secure Remote Intrusion Detection and Response Service uses Cisco's NetRanger intrusion detection system to detect suspicious activity on customer networks, repel attack attempts and bar the potential intruder from accessing the end user's network. We introduced our ProWatch Secure Remote Intrusion Detection and Response Service in August 1996.

  End users may purchase these services individually, together or as part of a combined network management service offering.

 Web-enabled tools

  Our web-enabled network management tools provide end users with access to up-to-date status information of their networks, giving end users greater control and understanding of their networks while out-tasking day-to-day management to us. End users access these tools through a standard web browser using our ProWatch Exchange application. ProWatch Exchange provides trouble ticket status and history, plus network installation project status. An active network map displays the status of all managed sites in an end user's network. ProWatch Exchange also provides on-line viewing access to the monthly availability and performance reports included with the various remote network management services.

Equipment and other services

  We resell customer premises equipment from leading network equipment manufacturers or their resellers. This equipment typically includes routers, CSUs and LAN switches and is obtained from Cisco and, to a lesser extent, from 3Com, Bay/Nortel, Paradyne and others.

  We also resell on-site maintenance services. These services address issues associated with hardware failures and software bugs, as well as software upgrades provided for under the equipment provider's maintenance contract. These maintenance services are provided by 3Com, Bay/Nortel, Cisco and Racal.

Customers

  Our solutions are designed to address the needs of middle market enterprises, roughly defined as companies that have between 200 and 1,500 employees and annual revenues between $50 million and $2.5 billion. We currently have over 575 middle market end users that maintain approximately 8,700 managed sites. Our end users consist of our direct customers as well as customers of our resellers. The following is a selected list of our direct customers grouped by industry.

Business Services              Education                   High Technology
Claremont Technology           Bucks County School         Santa Cruz
Group                          District                    Operation

The Kinetic Group              Corinthian Colleges,        Verifone, Inc.
                               Inc.

Chemicals                      Financial Services/Real     Manufacturing
                               Estate

CONDEA Vista Company           Amresco                     Temple-Inland
Helena Chemical Company        Security Capital Group      Forest Products Corp.
                                                           Texas Industries

Distribution                   Food and Agricultural       Medical
                               Products

BT Office Products             Kendall-Jackson             American Medical Response
International
Computer Discount Warehouse    Sun Gro Horticulture        YFCS, Inc.

  When sold to end users by resellers, our services are typically sold under the reseller's trade or brand name. In some instances, however, the reseller utilizes our brand names. Certain of our services sold to resellers are provided directly to the reseller either to support the reseller's network, as in the case of some carriers, or are embedded as a portion of a carrier transport service sold to end users. Our resellers include AT&T, NEC Business Network Solutions, e.spire Communications and Intermedia.

  We have derived a significant portion of our revenue from one reseller, AT&T. No other customer accounted for more than 10% of our revenues in any of the last three fiscal years. AT&T accounted for 30% of our total revenues in fiscal year 1997, 52% of our total revenues in fiscal year 1998, 59% of our total revenues in fiscal year 1999 and 69% of our total revenues in the three months ended June 30, 1999. We anticipate that this concentration of revenue from AT&T will continue at least through fiscal year 2000.

Relationship with AT&T

  We have developed marketing partnerships with two separate business units of AT&T: AT&T Solutions and AT&T Business Network Services. Both of these business units market our network management services to AT&T customers in conjunction with AT&T's overall network solution offering. Our technicians work directly with AT&T's sales and marketing personnel and the end users to design, implement and manage the end users' networks. AT&T accounted for 30% of our total revenues in fiscal year 1997, 52% of our total revenues in fiscal year 1998, 59% of our total revenues in fiscal year 1999 and 69% of our total revenues in the three months ended June 30, 1999. We anticipate that this concentration of revenue from AT&T will continue at least through fiscal year 2000.

  We provide our services for AT&T customers under a written contract that has separate terms for each of the two business units. The arrangements with AT&T Solutions currently terminate on December 31, 2001 with respect to placing new orders for service. Individual orders received prior to July 1, 1999 may be canceled at AT&T's option at a rate not to exceed 150 devices per month beginning in July 2000. This rate represents approximately 4% per month of the orders eligible for this option as of June 30, 1999. For orders placed after June 30, 1999, the agreement provides for us to continue providing services until the earlier of the expiration of the end-user customer service term or December 31, 2004. However, individual orders placed after June 30, 1999 may be canceled at any time at AT&T's option on thirty days' notice by paying a cancellation charge. Such cancellations are limited to ten percent of the beginning backlog of all orders in any twelve month period. In addition, all orders may be cancelled at any time after July 1, 2001, upon 12 months' written notice. In the event of such a cancellation, the number of devices that may be cancelled by AT&T each month may not exceed 8% of the number of devices billed in the last full month prior to cancellation.

  Our arrangements with AT&T Business Network Services relate to multiple carrier services: AT&T Frame Relay Plus Services, AT&T Inverse Multiplexing Services, AT&T IP Enhanced Frame Relay Services and AT&T ATM Plus Services. Our arrangements relating to Frame Relay Plus Services will terminate December 31, 2000, except that, following the termination date, we will continue to provide services until the earlier of the expiration of the end user customer service term or December 31, 2003. Our arrangements in support of Inverse Multiplexing Services will terminate December 31, 1999. Our arrangements in support of IP Enhanced Frame Relay Services will terminate April 4, 2000, except that, following the termination date, we may continue to provide services until the expiration of the end-user customer service term if elected by AT&T. The arrangements in support of ATM Plus Services will terminate February 28, 2001, except that, following the termination date, we will continue to provide services until the earlier of the expiration of the end-user customer service term or February 8, 2004.

  On December 9, 1998, AT&T announced that it was acquiring IBM's Global Network business, which services the networking needs of global companies, mid-sized businesses and individual Internet users. We are unable to predict what impact, if any, this acquisition will have on our relationship with AT&T.

Sales and marketing

  We market our services directly to end users as well as to resellers. Services sold to carrier resellers support the carriers' network operations or are incorporated in services the carriers sell directly to end users. In fiscal year 1999, 26% of network management service revenues was derived from direct customers. Our strategy is to build our reseller channels and we expect that these channels will represent an increasing percentage of our network management revenues for the foreseeable future. Our resellers include AT&T, NEC Business Network Solutions, e.spire Communications and Intermedia. All sales of our services to date have been made in the U.S. However, we remotely manage locations around the world for these U.S.-based customers.

  At June 30, 1999, we employed eleven people in sales and sales support. Each sales person is assigned one or more reseller channels to support. Certain sales individuals are also responsible for direct sales to end users of our services. Reseller support by our sales organization includes assistance with responses to requests for proposals, network design and proposal generation, and participation in sales calls to potential customers. Our sales organization also helps resellers define services and familiarize the reseller's sales forces with our services and networking options. All of our sales and marketing employees are based at our headquarters in Austin.

  At June 30, 1999, we employed five people in marketing who are responsible for marketing communications, public relations and new service introductions. Primary marketing communications include direct mail promotions, seminars and our web site. Public relations activities include obtaining media coverage and public recognition. Marketing activities related to new service introductions include service definition, pricing, competitive analysis, service beta test and general availability launches, identification of potential reseller partners and service creation program management. The marketing group also works closely with our larger reseller partners to define, develop and implement embedded carrier services.

Software development

  The objective of our software development group, which consisted of 14 people as of June 30, 1999, is to develop or integrate the tools we utilize to manage networks and to develop software applications, such as ProWatch Exchange, which become components of our services. While certain of our applications and tools are proprietary, all are built using industry-standard protocols, tools and development environments, including HyperText Markup Language, or HTML, Java, Java Script, Microsoft Access, Oracle 8.x relational database software and development tools, Remote Monitoring, or RMON, SNMP and Visual Basic.

Operations

  Our operations organization, comprised of 94 individuals as of June 30, 1999, is responsible for delivery of our services to end users. By defining network management tasks into sets of tightly defined services, we are able to deliver functionality to our end users at cost effective prices. Our services generally are provided using a team approach where each customer is assigned to a team of customer engineers, with one member of the team being assigned primary customer responsibility and each member providing back-up when the primary engineer is not available.

  These customer engineer teams are supported by other groups within our operations group. The first level of service delivery is our network management center, which is staffed 24 hours per day, seven days per week with network engineers and technicians who have a broad range of technical expertise. Our network management center continuously monitors responses to polls to managed devices and opens trouble tickets in response to network outages. The goal of this group is to provide the end user with notice and a diagnosis within fifteen minutes of a network failure. Upon isolation of the problem, the appropriate service provider is dispatched to the end user's premises as required to repair the outage. Network management center employees can electronically enter trouble tickets into selected transport provider's systems to enable faster resolution of carrier network issues.

  Other groups within operations include project implementation managers, installation engineers, equipment staging and configuration personnel, and a network and tools infrastructure group. By using specialized teams for defined processes, we can utilize network engineers with a broad range of skills and experience.

  Our approach to loss of the critical systems and management network infrastructure utilized to manage customer networks is one of disaster-avoidance backed up by selected disaster recovery. The network management infrastructure is primarily Frame Relay-based providing the high availability inherent in that technology. To minimize the potential loss of access to local telecommunications infrastructure, we employ a SONET ring which is served from two separate local exchange carrier serving offices. Our facility contains two separate rooms with some redundant computing and networking equipment, each of which is monitored 24 hours per day, seven days per week.

  We deliver our services utilizing a workforce with a wide range of skills, from entry-level to highly trained networking professionals. We use a strict operational methodology combined with proprietary software tools to leverage our workforce. We believe that we can meet our resource requirements by hiring experienced networking professionals and by recruiting and training recent college graduates. Nonetheless, qualified IT professionals are in short supply and we face significant competition for these professionals.

Competition

  Currently, we compete primarily with the internal network administration organizations of actual or potential end users of our services. Many of these end users have internal network support capabilities and could choose to satisfy their needs through internal resources rather than through outside service providers. We believe that the principal factors involved in competing effectively with internal solutions include quality of service, price, functionality and features, product reputation and quality of support.

  The remote network management service market is new, highly fragmented, rapidly evolving and largely undefined. There are few substantial barriers to entry, and we expect that we will face additional competition from existing competitors and new market entrants in the future. Such competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have. We believe that the principal competitive factors in this market include networking and security engineering expertise, customer service, network and security capabilities, reliability and quality of service, the ability to maintain and expand distribution channels, price, the timing of introductions of new services, and conformity with industry standards. While we believe that we currently are able to provide end users with reliable network management and security services at prices that allow us to compete favorably with respect to other service providers, there can be no assurance that we will have the resources or expertise to compete successfully in the future.

  We currently face competition from other remote network management companies such as Comdisco; telecommunications providers such as AT&T, Sprint, and MCI/WorldCom; network equipment vendors such as Bay/Nortel; and computer systems vendors such as Digital Equipment Corporation and Hewlett Packard. With respect to our security services, we currently face competition from computer systems vendors such as IBM. We also face potential competition from IT consulting firms, systems integrators, VARs, and local and regional network services firms and other new entrants into our markets. Many of these current and potential competitor companies have significantly greater financial, technical and marketing resources and greater name recognition and generate greater service revenue than we have. There can be no assurance that we will be able to compete successfully against current or potential competitors. Our failure to successfully compete would significantly damage our business.

  We also face potential competition from resellers with which we currently partner, or could partner, to market and sell our services. These resellers generally have substantially greater resources than we have and could directly compete, rather than partner, with us. Such a decision by our resellers would significantly damage our business.

  With respect to the sale of equipment and on-site equipment maintenance services, we compete primarily with the equipment manufacturers and their resellers.

Intellectual property rights

  We rely on a combination of patent, trademark, service mark and trade secret laws and contractual restrictions to establish and protect certain proprietary rights in technology underlying our services. We have applied for a patent with the United States Patent Office. This patent relates to software technology which allows us to poll, or communicate with, large numbers of routers or other SNMP devices over multiple WANs. Although we currently have no patented technology that would preclude or inhibit competitors from entering our market, we intend to continue to evaluate the appropriateness of such protection and to seek patent protection for our inventions when appropriate. There can be no assurance that patents will issue from our currently pending or any future applications, or that any patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us. We have registered the name NetSolve, our logo and the names ProWatch and ProWatch Secure as separate service marks in the United States and various state trademark offices. We also have service mark registrations pending for ProWatch for WANs, ProWatch for LANs and ProWatch Exchange. There can be no assurance that such trademarks will be granted. We have not made any foreign patent or trademark filings. We have entered into proprietary rights and confidentiality agreements with our employees, and generally enter into nondisclosure agreements with our suppliers, distributors and appropriate customers in order to limit access to and disclosure of our proprietary information.

  There can be no assurance that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient to prevent infringement or misappropriation of our technology or to deter independent third-party development of similar technologies. Any such infringement or misappropriation, should it occur, could significantly damage our business. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources. We may be unable to protect our intellectual property, and we could incur substantial costs defending our intellectual property from infringement or claims of infringement.

  In June 1996, in connection with our registration of the service mark NetSolve, GRC International, Inc. claimed that our use of the name NetSolve infringed GRC's common law intellectual property rights. This claim was settled by an agreement with GRC and GRC withdrew its opposition and consented to our service mark registration. GRC retains the right to use the name NetSolve to describe a particular software product, and we retain the full right to our corporate name. We also agreed with GRC to refrain from using NetSolve as a brand name to describe products and services. We believe that the limited joint use of the name NetSolve by GRC will not have a material adverse effect on us. With the exception of GRC, we have not, to date, been notified that our services infringe the proprietary rights of third parties; however, there can be no assurance that third parties will not claim infringement or indemnification by us with respect to current or future services or products. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause delays in product and service installation and implementation, prevent us from using important technologies or methods, subject us to substantial damages, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could materially harm our business.

Employees

  As of June 30, 1999, we had 135 full-time employees, including 16 in sales and marketing, 14 in development, 94 in operations and 11 in finance and administration. Our success depends to a significant degree upon the continued contributions of our executive management, network management and engineering teams. Our future success will depend in large part upon our continued ability to attract and retain highly skilled and qualified personnel.

  None of our employees is represented by a collective bargaining agreement. We believe relations with our employees are good.

Facilities

  Our corporate headquarters are located in a leased facility in Austin, Texas. In March 1998, we relocated all of our operations, including all employees and the network management center, into our current facility, which covers approximately 70,000 square feet. In connection with this move, we upgraded our computing and network management infrastructure environment, adding an uninterrupted power supply system backed up by a power generator to guard against system failure and to provide emergency power in the event of an outage. Our new facility allows us to maintain dual computer rooms with some redundant equipment in order to provide safeguards in the event of a fire or similar emergency.

  The lease for our offices expires in November 2008, including a five-year option to renew. We believe that our current facilities are adequate to meet our foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.

Litigation

  We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

Executive officers and directors

  Our executive officers and directors and their ages as of July 15, 1999 are as follows:

Name                      Age Position(s)
----                      --- -----------
Craig S. Tysdal.........   53 Director; president and chief executive officer
Kenneth C. Kieley.......   49 Vice president--finance, chief financial officer and secretary
Christopher D. Buffum...   50 Vice president--sales
Terrence S. Cheng.......   42 Vice president--software development
Robert C. Pojman........   36 Vice president--operations
Harry S. Budow..........   38 Vice president--marketing
J. Michael Gullard(1)...   54 Chairman of the board
Joel P. Adams(1)........   42 Director
C. Richard Kramlich(2)..   64 Director
John S. McCarthy(2).....   50 Director
H. Leland Murphy(1).....   53 Director
Suzanne C. Narducci.....   57 Director
Howard D. Wolfe,
 Jr.(2).................   58 Director

---------------

(1) Member of compensation committee.

(2) Member of audit committee.

  Craig S. Tysdal became our president and chief executive officer and a member of our board of directors in September 1993. From May 1990 to March 1993, Mr. Tysdal was employed as senior vice president--worldwide sales at Network Equipment Technologies, Inc., a worldwide supplier of WAN equipment. He was also employed at Network Equipment Technologies, Inc. as its vice president-- product marketing from July 1989 to April 1990 and as its vice president--sales from October 1986 to June 1989.

  Kenneth C. Kieley joined us in September 1989 as our vice president--finance, chief financial officer and secretary. From July 1985 to September 1989, Mr. Kieley served as vice president--finance of VMX, Inc., a manufacturer of voice messaging systems. Mr. Kieley worked for Ernst & Young LLP from 1975 to 1985.


  Christopher D. Buffum became our vice president--sales in March 1998. From December 1996 to February 1998, Mr. Buffum was employed as senior vice president--OEM sales at Boca Research, Inc., a manufacturer of peripherals for personal computers. He was also employed at Boca Research, Inc. as its vice president, OEM sales from January 1996 to December 1996, its director OEM sales from November 1994 to December 1995, and its OEM sales manager from August 1991 to November 1994.

  Terrence S. Cheng joined us in April 1998, as our vice president--software development. From April 1997 to March 1998, Mr. Cheng worked as director, technology for Transactive Corporation, a government services firm. From December 1995 to April 1997, he was employed as chief architect and director, software development for Aetna, Inc., a provider of health and retirement benefit plans and financial services. From December 1993 to December 1995, Mr. Cheng served as senior architect, business technology for Advo, Inc., a targeted direct mail marketing services company.

  Robert C. Pojman has been our vice president--operations since February 1997. From January 1995 to February 1997, Mr. Pojman was employed as first vice president--data centers at Deluxe Data Systems, a software and services company which facilitates the processing and clearing of payments. He also worked at Deluxe Data Systems as director, technical services from April 1993 to January 1995 as well as director operations services from July 1992 to March 1993.

  Harry S. Budow commenced his employment with us as vice president--marketing in July 1999. From April 1998 until joining us, Mr. Budow served as the president and chief executive officer and a director of AXCESS Inc., a provider of technology focusing on the security access market; and before AXCESS, Mr. Budow served as the president and chief operating officer of AXCESS Inc.'s wholly owned subsidiary, Sandia Imaging Systems, Inc. from June 1997 to April 1998. From January 1996 to February 1997, Mr. Budow was employed as the vice president--marketing & business development of Bell Packaging Corp., a manufacturing and distribution company serving the packaging, paper and retail display industry. Mr. Budow was employed by SpectraVision, an entertainment company, as its senior vice president--marketing & business development from December 1991 to December 1995, and as its vice president--marketing & technology from March 1990 to December 1991. SpectraVision was the subject of a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code beginning in 1995 until its acquisition in 1996.

  J. Michael Gullard is our chairman of the board and has been one of our directors since October 1992. He is founding general partner of Cornerstone Ventures, a venture capital firm. Mr. Gullard is also the chairman of the board of Micro Focus Group PLC, a developer of enterprise application system software.

  Joel P. Adams has been a member of our board of directors since December 1989. Mr. Adams is president of Adams Capital Management, Inc., a venture capital firm, and a general partner of Fostin Capital Associates II and the P/A Fund, both of which are venture capital firms.

  C. Richard Kramlich has been a member of our board of directors since April 1991. He is the co-founder and general partner of New Enterprise Associates, a venture capital firm. Mr. Kramlich is also a director of Ascend Communications, Inc., a provider of WAN solutions, Chalone Wine Group, Ltd., a producer and distributor of wine, Com21, Inc., a provider of communications solutions for broadband access, Juniper Networks, a network equipment infrastructure company, Healtheon Corporation, an Internet-based health services company, Lumisys Incorporated, a producer of picture archiving and communications systems, and Silicon Graphics, Inc., a developer of workstations with computer graphics capabilities.

  John S. McCarthy has been a member of our board of directors since August 1991. He is a managing general partner of Gateway Associates, L.P., a venture capital firm.

  H. Leland Murphy was a member of our board of directors from November 1988 through April 1991. He was reelected as a director in March 1995. Mr. Murphy has been employed by Southwest Enterprises Associates, Limited Partnership, a venture capital firm, since 1985. Since December 1997, he has also served as a general partner of Trellis Partners, L.P., a venture capital firm.

  Suzanne C. Narducci has been a member of our board of directors since April 1999. She has been vice president for Service Provider Solutions Integration and Alliances at Cisco Systems since February 1999. From July 1995 to February 1999 she held various positions at Cisco Systems, in which she was responsible for sales and support to service providers within the continental United States. Before joining Cisco, Ms. Narducci served as vice president of sales and marketing at Eastern Telelogic, an access provider serving New Jersey, Pennsylvania and Delaware from January 1993 to July 1995.

  Howard D. Wolfe, Jr. has been a member of our board of directors since October 1988. He is the managing general partner of New Venture Partners, L.P. and New Venture Partners II, L.P, both of which are venture capital firms.

  Each director is elected for a period of one year and serves until his or her successor is duly elected and qualified. Our executive officers are appointed by, and serve at the discretion of, the board of directors.

  There are no family relationships among any of our directors or executive officers.

Board committees

  The board of directors has two standing committees, an audit committee and a compensation committee. The audit committee reviews our annual audit and meets with our independent auditors to review the internal accounting procedures and financial management practices. The compensation committee recommends to the board of directors compensation and benefits for the executive officers, reviews general policy relating to compensation and benefits of employees, and administers our stock-based compensation plans.

Compensation committee interlocks and insider participation

  No compensation committee member is currently or has been an officer or employee of our company. None of our executive officers serves as a member of the board of directors or compensation committee, or any entity serving an equivalent function, of any other entity that has one or more executive officers serving on our board or compensation committee.

Director compensation

  Directors are entitled to receive cash compensation in an amount equal to $2,000 for each board of directors meeting attended in person and $500 for each board of directors meeting attended by teleconference. Additionally, directors are reimbursed for their reasonable expenses incurred in attending meetings of the board of directors. Directors are eligible to participate in our 1988 Stock Option Plan and Long-Term Incentive Compensation Plan.

Limitation of liability and indemnification matters

  Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for (1) any breach of their duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) improper payments of dividends or improper stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (4) any transaction from which the director derived an improper personal benefit.

  Our bylaws provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties.

  We have entered into agreements that indemnify our directors and executive officers. These agreements, among other things, indemnify the directors and executive officers for certain expenses, including attorneys' fees, and, in some instances, judgments, fines and settlement amounts incurred by such persons in any action or proceeding, including any action by us or on our behalf, arising out of his or her service as a director or executive officer of our company, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are desirable to attract and retain qualified directors and executive officers.

  At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Executive compensation

  The following table sets forth the total compensation earned during fiscal year 1999 by the following individuals for their service to our company: (1) our chief executive officer and (2) our four other executive officers whose bonus and salary exceeded $100,000. We refer to these individuals collectively as the Named Executive Officers.

                        Summary Compensation Table

                                                                    Long Term
                                     Annual Compensation           Compensation
                             ----------------------------------- ----------------
                                                                      Awards
                                                                 ----------------
                              Salary              Other Annual   Stock Underlying    All Other
Name and Principal Position    ($)    Bonus ($) Compensation ($)   Options (#)    Compensation ($)
---------------------------  -------- --------- ---------------- ---------------- ----------------
Craig S. Tysdal,
 president and
 chief executive
 officer................     $189,583  $1,746           --           200,000              --
Robert C. Pojman, vice
 president--operations..      153,029   1,746           --            50,000              --
Christopher D. Buffum,
 vice president--sales..      150,000   1,746       $69,150              --               --
Kenneth C. Kieley, vice
 president--finance,
 chief financial officer
 and secretary..........      133,333   1,070           --            50,000           $1,247
Michael R. Turner, vice
 president--marketing...      123,333   1,814           --               --               812

  The other annual compensation for Mr. Buffum consisted of sales commissions and reimbursement of relocation expenses. The other compensation we paid to Messrs. Kieley and Turner consisted of a reimbursement for long-term disability insurance premiums. Mr. Turner's employment with us terminated on May 28, 1999.

  Harry S. Budow accepted the position of our vice president--marketing commencing in July 1999 at an initial salary of $200,000 per year.

Option grants

  The following table provides certain summary information concerning the shares of common stock represented by stock options granted to each of the Named Executive Officers during fiscal year 1999.

                     Option Grants in Last Fiscal Year

                                                                          Potential realizable
                                                                            value at assumed
                                                                          annual rates of stock
                                                                           price appreciation
                                        Individual Grants                    for option term
                         ------------------------------------------------ ---------------------
                           Number of    Percentage of
                           Securities   total options
                           Underlying    granted to   Exercise
                         Option Granted employees in   price   Expiration
                              (#)        fiscal year   ($/sh)     Date      5%($)     10%($)
                         -------------- ------------- -------- ---------- ---------------------
Craig S. Tysdal.........    200,000           32%      $7.50   7/21/2008   $944,000  $2,390,000
Robert C. Pojman........     50,000            8        7.50   7/21/2008    236,000     597,500
Christopher D. Buffum...        --           --          --          --         --          --
Kenneth C. Kieley.......     50,000            8        7.50   7/21/2008    236,000     597,500
Michael R. Turner.......        --           --          --          --         --          --

  All options were granted at their "fair market value" on the date of grant and may be exercised at any time during the term of the option. Each option vests over a four-year period with one fourth of the total amount vesting one year from the date of grant and one-sixteenth of the total amount vesting in each calendar quarter remaining. The unvested portion of any previously exercised option is subject to our repurchase right upon termination of the executive's employment. Under the terms of our Long-Term Incentive Compensation Plan, the board of directors retains discretion, subject to certain limitations provided for in the plan, to modify the terms of outstanding options. All options were granted for a term of 10 years, subject to earlier termination in certain events related to termination of employment. The exercise price for all options may be paid in cash or shares of our common stock or a combination of cash and shares.

  In connection with his commencing employment in July 1999, Mr. Budow was granted an option to purchase 100,000 shares of our common stock under our Long-Term Incentive Compensation Plan at an exercise price of $9.00 per share.


Fiscal year-end option values

  The following table provides information concerning the shares of common stock represented by outstanding stock options held by each of the Named Executive Officers as of March 31, 1999.

                    Fiscal 1999 Year-End Option Values

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                             Options at March 31, 1999   in-the-Money Options
                                        (#)              at March 31, 1999 ($)
                             ------------------------- -------------------------
  Name                       Exercisable Unexercisable Exercisable Unexercisable
  ----                       ----------- ------------- ----------- -------------
Craig S. Tysdal.............   569,375      220,625    $6,618,313   $1,108,688
Robert C. Pojman............    60,000      110,000       594,000      819,000
Christopher D. Buffum.......    30,000       90,000       276,000      828,000
Kenneth C. Kieley...........   219,250       66,250     2,492,750      389,250
Michael R. Turner...........   112,500        7,500     1,303,750       74,250

There was no public market for the common stock as of March 31, 1999. Accordingly, the values of unexercised in-the-money options have been calculated by determining the difference between an assumed public offering price of $12.00 per share and the per share exercise prices of the options.

  No options were exercised by the Named Executive Officers during fiscal year 1999.

Long-term incentive compensation plan

  Our Long-Term Incentive Compensation Plan, or Long-Term Incentive Plan, was adopted by the board of directors and approved by the stockholders in July 1997. It is administered by the compensation committee. The purpose of the Long-Term Incentive Plan is to assist us in attracting, retaining and motivating executive officers, key employees and directors and consultants who are essential to our success through performance-related incentives linked to long-range performance goals. Performance goals under the Long-Term Incentive Plan may be based on individual performance of the particular employee and/or include criteria such as absolute or relative levels of total stockholder return, revenues, sales, net income or net worth of our company or any of our subsidiaries, divisions, business units or other areas, all as the compensation committee may determine.

  The Long-Term Incentive Plan is a comprehensive, stock-based incentive compensation plan, providing for discretionary awards of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, bonus stock and other stock-based awards. All awards under the Long-Term Incentive Plan are made in, or based on the value of, the common stock.

  Our full-time employees, directors, and consultants are eligible to participate in, and receive awards under, the Long-Term Incentive Plan. The selection of participants under the Long-Term Incentive Plan, as well as all terms, conditions, performance criteria and restrictions applicable to each award, are determined by the compensation committee in its sole discretion.

  The maximum number of shares of common stock for which awards may be granted under the Long-Term Incentive Plan is 1,350,000 subject to adjustment in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, or other similar event. Shares subject to previously canceled, lapsed or forfeited awards, or awards paid in cash, may be reissued under the Long-Term Incentive Plan. The shares to be issued under the Long-Term Incentive Plan may consist of authorized but unissued shares, shares issued and reacquired by us or shares purchased in the open market.

  We expect that awards made under the Long-Term Incentive Plan will be fully deductible for federal income tax purposes. In this connection, if we become subject to Section 162(m) of the Internal Revenue Code, which limits such deductions for awards to certain covered participants, performance-based compensation that can be provided to any covered participant in any year will be limited to stock options for up to 100,000 shares. No other types of awards may be made under the Long-Term Incentive Plan to covered participants.

  As of June 30, 1999, options covering an aggregate of 980,636 shares of common stock had been granted under the Long-Term Incentive Plan at exercise prices ranging from $2.80 to $9.00. Each of these options has a term of ten years and may be exercised at any time during such term. The exercise price may be paid in cash or shares of common stock already held by the exercising participant, or a combination of cash and shares. Each option vests over a four-year period with one-fourth of the total amount vesting one year from the date of grant and one-sixteenth of the total amount vesting in each subsequent calendar quarter. The unvested portion of any exercised options are subject to our repurchase right upon termination of employment.

  The Long-Term Incentive Plan may be amended, modified, suspended or terminated by the board of directors at any time. No amendment will be effective prior to approval of the stockholders to the extent such approval is necessary to comply with any legal requirement. If not earlier terminated, the Long-Term Incentive Plan will terminate on December 31, 2006.

  Stock options. The Long-Term Incentive Plan authorizes (1) the grant of options to purchase common stock intended to qualify as incentive stock options under Section 422(b) of the Internal Revenue Code, or incentive options, and
(2) the grant of options that do not so qualify, or nonqualified options. The number of shares and other terms of each grant are determined by the compensation committee. The exercise price of incentive options granted under the Long-Term Incentive Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of incentive options granted to an optionee who owns stock possessing more than 10% of the voting power of our outstanding capital stock must equal at least 110% of the fair market value of the common stock on the date of grant. The exercise price of non-qualified options granted under the Long-Term Incentive Plan must not be less than 50% of the fair market value of the common stock on the grant date. Incentive options may be granted under the Long-Term Incentive Plan to employees, including officers and directors who are also employees. Non-qualified options may be granted under the Long-Term Incentive Plan to our employees, officers, consultants and directors, whether or not they are our employees. The exercise price for options granted under the Long-Term Incentive Plan may be paid in cash or with shares of common stock. Options granted under the Long-Term Incentive Plan may remain outstanding for no more than ten years.

  Stock appreciation rights. Stock appreciation rights, or SARs, entitle the participant to receive, upon exercise of the SAR, cash or, at the election of the administrator, shares of common stock or a combination thereof, in an amount equal to the difference between the SAR exercise price and the fair market value of the shares of common stock subject to the SAR. SARs may be granted to participants under the Long-Term Incentive Plan on a freestanding basis or in tandem with a stock option. The exercise price of SARs will not be less than 100% of the fair market value of the common stock on the date of grant. SARs granted under the Long-Term Incentive Plan will not be exercisable until at least six months following the date of grant and no later than ten years thereafter. Incentive options and SARs may not be transferred other than by will or the laws of descent and distribution.

  Stock and stock unit awards. The Long-Term Incentive Plan also provides for the granting of restricted stock, restricted stock units, performance shares and performance stock units, bonus stock and other stock-based awards. The number of shares or units and all terms and conditions, including the restriction period, performance criteria and other restrictions and conditions applicable to each such award, are determined by the compensation committee. During the restriction period, participants may exercise full voting rights, and are entitled to receive all dividends and other distributions paid, with respect to restricted stock they have been granted, provided that stock dividends, if any, remain subject to the same restrictions as the underlying stock. Payment to the participant may be in shares of common stock or cash, or a combination thereof, and in a lump sum or installments, all as determined by the compensation committee. Shares of common stock may also be awarded to participants under the Long-Term Incentive Plan as a bonus. Such shares may be granted with or without restrictions. Shares awarded subject to performance criteria or other restrictions which are not satisfied, are forfeited and must be returned to us. In addition to the foregoing types of awards, the Long-Term Incentive Plan permits the compensation committee to grant any other stock based award as the administrator may determine. Such stock based awards may be in the form of common stock or other securities, the value of which is based, in whole or in part, on the value of common stock on the award date.

  Acceleration of vesting upon change in control. In the event of a change in control of our company, all outstanding stock options and SARs shall immediately become fully vested, and all restrictions and performance criteria relating to all outstanding awards shall be deemed to have been fully satisfied, unless the transaction or event constituting the change in control was approved in advance by a majority of the board of directors. Under the terms of the Long-Term Incentive Plan, a change in control shall be deemed to have occurred if: (1) any person becomes the beneficial owner of 20% or more of our voting securities; (2) we are involved in a merger, acquisition or similar transaction pursuant to which our directors immediately before the transaction cease to constitute a majority of our directors after the transaction; or (3) we are involved in a transaction pursuant to which we are not the surviving corporation, our common stock is exchanged for, or converted into securities of another entity, we become a subsidiary of another entity, or 50% or more of our aggregate assets or earning powers are sold to another entity.

1988 stock option plan

  Our 1988 Stock Option Plan, or 1988 Option Plan, was adopted by our board of directors and approved by our stockholders in November 1988. The principal purpose of the 1988 Option Plan is to advance the interests of our company and our stockholders by enabling us to attract qualified management and other key personnel and encourage selected directors, officers, key employees and consultants to acquire and retain a proprietary interest in our company through the ownership of our common stock. A total of 1,636,395 shares of common stock has been reserved for issuance under the 1988 Option Plan.

  The 1988 Option Plan provides for the granting of incentive options to employees, including officers and directors, and for the granting of nonqualified options to employees and consultants, including nonemployee directors, of nonqualified stock options. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive options for shares having an aggregate fair market value (under all of our plans and determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options shall be treated as nonqualified options.

  As of June 30, 1999, there were options outstanding under the 1988 Option Plan for 1,636,395 shares of common stock. As of such date, a total of 863,442 shares had been purchased pursuant to option exercises and we had repurchased 6,600 unvested shares pursuant to the provisions of the 1988 Option Plan. No incentive options were allowed to be granted under the 1988 Option Plan after November 20, 1998.

  The 1988 Option Plan may be administered by the board of directors or a committee of the board. The 1988 Option Plan is currently administered by the compensation committee. The 1988 Option Plan administrator determines the terms of options granted under the 1988 Option Plan, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of each incentive option granted under the 1988 Option Plan must be at least equal to the fair market value of common stock on the date of grant. The exercise price of any incentive option granted to an optionee who owns stock representing more than 10% of the total combined voting power of all classes of outstanding capital stock of our company or any parent or subsidiary corporation of our company must equal at least 110% of the fair market value of common stock on the date of grant. Payment of the exercise price may be made in cash or by delivery of previously owned shares of common stock, or partly in cash and partly in common stock.

  The 1988 Option Plan administrator determines the term of options, which may not exceed ten years. No option may be transferred by an optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of an optionee only by such optionee. The 1988 Option Plan administrator determines when options become exercisable. Options granted under the 1988 Option Plan are generally exercisable at any time, but are subject to a four-year vesting schedule with one-fourth of the stock vesting one year from the date of grant and one-sixteenth of the stock underlying the option vesting in each subsequent calendar quarter. The unvested portion of exercised options may be repurchased by us at the original exercise price upon termination of employment.

  We have the authority to amend or terminate the 1988 Option Plan, except that we may not increase the aggregate number of shares which may be issued under options granted pursuant to the 1988 Option Plan, and we may not take any action not expressly provided for in the 1988 Option Plan, in derogation of the vested rights of any optionee under an option previously granted thereunder.

401(k) retirement plan

  Effective December 1, 1988, we established a 401(k) defined contribution retirement plan, or Retirement Plan, covering all employees who are at least 21 years of age and have satisfied certain service eligibility requirements. Effective February 1, 1997, the Retirement Plan was amended to eliminate any service eligibility requirements so that employees who otherwise met the eligibility criteria could commence participation upon being hired by us. The Retirement Plan provides for voluntary employee contributions in amounts determined by the employees, subject to a maximum limit allowed by Internal Revenue Service guidelines ($10,000 for 1999). We may contribute such amounts to the accounts of participants in the Retirement Plan as determined by the board of directors, subject to certain legal requirements. To date, we have not made any contribution to the Retirement Plan, and we do not anticipate making any contribution to the Retirement Plan in the foreseeable future.

Bonus plan

  In July 1998, we adopted a bonus plan pursuant to which selected employees are eligible to receive cash bonuses on a quarterly basis beginning with the quarter ended September 30, 1998 if, during such quarter, we meet certain financial performance objectives established from time to time by us. We may amend or terminate the bonus plan at any time.

                     TRANSACTIONS WITH RELATED PARTIES

  Venture capital firms affiliated with Messrs. Gullard, Adams, Kramlich, McCarthy and Wolfe, each of whom is a member of our board of directors, have certain rights with respect to the registration of 604,541, 2,257,089, 3,182,734, 875,000, and 300,589 shares, respectively, of common stock they may hold under the Securities Act. Under these rights, which are held by all venture capital firms that participated in our financings, holders may require us to register their shares and may include their shares in registration statements filed by us.

  We have entered into indemnification agreements with our executive officers and directors. Among other terms, under these agreements, we would agree to:

  . indemnify, to the fullest extent allowed by Delaware law, these officers and directors against certain liabilities related to their service or status as officers or directors; and

  . in any proceeding in which they could be indemnified, advance to these officers and directors the expenses they incur in those proceedings.

We intend to execute similar indemnification agreements with our future directors and executive officers.

  As a matter of policy, all future transactions between us and any of our directors or executive officers will be subject to approval by a majority of the independent and disinterested members of the board of directors and will be in connection with bona fide purposes of our company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 30, 1999, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by: (1) each of our directors; (2) each of the Named Executive Officers; (3) all of our current directors and executive officers as a group; (4) each person we know to own beneficially more than five percent of the outstanding shares of the common stock; and (5) each of the selling stockholders. The selling stockholders will bear none of the expenses of this offering other than the underwriting discounts and commissions applicable to the shares of common stock to be sold by them. Unless otherwise indicated, the address of each of the named individuals is: c/o NetSolve, Incorporated, 12331 Riata Trace Parkway, Austin, Texas 78727.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except pursuant to applicable community property laws or as indicated in the footnotes of this table, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder. The number of shares beneficially owned by a person includes shares of our common stock subject to options and warrants held by that person that are currently exercisable within 60 days of June 30, 1999. Such shares issuable pursuant to such options and warrants are deemed outstanding for computing the percentage ownership of the person holding such options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. For purposes of this table, the number of shares of common stock outstanding prior to the offering is deemed to be 9,878,516, consisting of 3,483,789 shares of common stock outstanding on June 30, 1999 and an additional 6,394,727 shares issuable upon conversion of our preferred stock. For purposes of calculating the percentage beneficially owned by any person, shares of our common stock issuable to such person upon the exercise of any options exercisable within 60 days of June 30, 1999 are also assumed to be outstanding. The number of shares of common stock deemed outstanding after this offering includes the additional 3,500,000 shares being offered by us hereby, and assumes no exercise of the underwriters' over-allotment option.

                            Shares Beneficially                Shares Beneficially
                          Owned Prior to Offering             Owned After Offering
                          --------------------------- Shares  -----------------------
                             Number       Percent     Offered   Number      Percent
                          -------------- ------------ ------- ------------ ----------
Directors, Named
Executive Officers and
all directors and
executive officers as a
group
-----------------------
C. Richard Kramlich(1)..       3,197,734       32.3%      --     3,197,734     23.9%
Joel P. Adams(2)........       2,272,089       23.0       --     2,272,089     17.0
John S. McCarthy(3).....         890,000        9.0       --       890,000      6.6
Craig S. Tysdal(4)......         790,000        7.4       --       790,000      5.6
J. Michael Gullard(5)...         619,541        6.1       --       619,541      4.6
Howard D. Wolfe,
 Jr.(6).................         317,589        3.2       --       317,589      2.4
Kenneth C. Kieley(7)....         285,500        2.8       --       285,500      2.1
Robert C. Pojman(8).....         170,000        1.7       --       170,000      1.3
Christopher D.
 Buffum(9)..............         120,000        1.2       --       120,000        *
H. Leland Murphy(10)....          65,000          *       --        65,000        *
Suzanne C.
 Narducci(11)...........          15,000          *                 15,000        *
All directors and
 executive officers as a
 group
 (13 persons)(12).......       8,892,453       75.7       --     8,892,453     58.3

Other 5% stockholders
---------------------
New Enterprise Associ-
 ates IV................       2,365,087       23.9       --     2,365,087     17.7
Limited Partnership
1119 St. Paul Street
Baltimore, MD 21202
APA/Fostin Pennsylva-
 nia....................       1,187,020       12.0       --     1,187,020      8.9
Venture Capital Fund
518 Broad Street
Sewickley, PA 15143
Gateway Venture Partners
 III, L.P. .............         875,000        8.9       --       875,000      6.5
8000 Maryland Avenue,
 Suite 1190
St. Louis, MO 63105
Southwest Enterprise As-
 sociates, L.P. ........         817,647        8.3       --       817,647      6.1
14305 Inwood Road, Suite
 101-44
Dallas, TX 75244-3944
Fostin Capital Associ-
 ates II................         640,827        6.5       --       640,827      4.8
518 Broad Street
Sewickley, PA 15143

Selling stockholders
--------------------
BA Capital Company,
 L.P. ..................          70,491          *    28,877       41,814        *
Otis Brinkley...........         139,392        1.4   120,000       19,392        *
Robert Karasch..........          16,666          *     8,333        8,333        *
Steve Kelley............          76,313          *    26,313       50,000        *
Rob Lynch(13)...........          55,000          *     2,000       53,000        *
John Merritt............          95,703          *     4,703       91,000        *
Sequoia Partners and
 related entities.......           1,024          *     1,024          --       --
Darren Spohn(14)........          87,500          *     8,750       78,750        *

--------
 *Less than 1%.




(1) Represents 2,365,087 shares held by New Enterprise Associates IV, Limited Partnership ("NEA IV") and 817,647 shares held by Southwest Enterprise Associates, Limited Partnership ("SEA"). Mr. Kramlich, a member of our board of directors and a general partner of NEA Partners IV, Limited Partnership ("NEA Partners"), the general partner of NEA IV, and a general partner of NEA Partners Southwest, L.P. ("NEA SW"), a general partner of SEA, disclaims beneficial ownership of the shares held by NEA IV and SEA, except for his proportional pecuniary interest therein, if any. Mr. Kramlich shares voting and investment power with respect to shares held by NEA IV with NEA Partners. Mr. Kramlich shares voting and investment power with respect to shares held by SEA. Also includes 15,000 shares that may be acquired upon the exercise of options within 60 days of June 30, 1999.

(2) Represents 2,257,089 shares held by APA/Fostin Pennsylvania Venture Capital Fund, Fostin Capital Associates II and Loyalhanna Commonwealth Fund ("Loyalhanna"). Mr. Adams, a member of our board of directors and a general partner of the APA/Fostin Pennsylvania Venture Capital Fund, Fostin Capital Associates II and Loyalhanna disclaims beneficial ownership of the shares held by these entities except for his proportional pecuniary interest therein, if any. Also includes 15,000 shares that may be acquired upon the exercise of options within 60 days of June 30, 1999.

(3) Represents 875,000 shares held by Gateway Venture Partners III, L.P. Mr. McCarthy, a member of our board of directors and a partner of Gateway Venture Partners III, L.P., disclaims beneficial ownership of the shares held by Gateway Venture Partners III, L.P., except for his proportional pecuniary interest therein, if any. Also includes 15,000 shares that may be acquired upon the exercise of options within 60 days of June 30, 1999.

(4) Represents 790,000 shares that may be acquired upon the exercise of options within 60 days of June 30, 1999.

(5) Includes 404,541 shares held by Cornerstone Ventures and Cornerstone Ventures International C.V. and 200,000 shares which may be acquired within 60 days of June 30, 1999 upon the exercise of options held by Cornerstone Ventures and Cornerstone Ventures International C.V. Mr. Gullard, a member of our board of directors and a general partner of Cornerstone Ventures and Cornerstone Ventures International C.V., disclaims beneficial ownership of the shares held, and options exercisable, by Cornerstone Ventures and Cornerstone Ventures International C.V., except for his proportional pecuniary interest therein, if any. Also includes 15,000 shares that may be acquired upon the exercise of options within 60 days of June 30, 1999.

(6) Represents 300,589 shares held by New Ventures Partners II, L.P. Mr. Wolfe a member of our board of directors, is managing general partner of New Venture Partners II, L.P. Mr. Wolfe disclaims beneficial ownership of the shares held by New Ventures Partners II, L.P., except for his proportional pecuniary interest therein, if any. Also includes 15,000 shares that may be acquired upon the exercise of options within 60 days of June 30, 1999.

(7) Represents 285,500 shares that may be acquired upon the exercise of options within 60 days of June 30, 1999.

(8) Represents 170,000 shares that may be acquired upon the exercise of options within 60 days of June 30, 1999.

(9) Represents 120,000 shares that may be acquired upon the exercise of options within 60 days of June 30, 1999.

(10) Represents 65,000 shares that may be acquired upon the exercise of options within 60 days of June 30, 1999.

(11) Represents 15,000 shares that may be acquired upon the exercise of options within 60 days of June 30, 1999.

(12) Includes 1,870,500 shares issuable upon exercise of options held by directors and officers that are exercisable within 60 days of June 30, 1999. Shares that may be acquired by directors and officers upon the exercise of options are subject to our right to repurchase such shares if such person's employment or directorship with us terminates before the expiration of a specified period of time (typically four years from the date of option grant). Includes shares held by certain entities with which certain of our directors are affiliated, as described above.

(13) Mr. Lynch served as our vice president-sales from August 1994 to October 1996.

(14) Mr. Spohn served as our vice president-development from March 1994 to March 1998.

                          DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of 25,000,000 shares of common stock, $0.01 par value per share, and 7,500,000 shares of undesignated preferred stock, $0.10 par value per share.

Common stock

  As of June 30, 1999, we had 139 stockholders that owned a total of 9,878,516 shares of common stock, including shares issuable upon conversion of all outstanding preferred stock. Options to purchase an aggregate of 2,584,411 shares of our common stock and warrants to purchase an aggregate of 107,500 shares of our common stock were also outstanding. There will be 13,378,516 shares of our common stock outstanding after this offering (assuming no exercise of the underwriters' over-allotment option, and no exercise of outstanding warrants or options after June 30, 1999) after giving effect to the sale of the shares of common stock offered in this offering.

  Each share of our common stock is allowed one vote on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to the holders of outstanding preferred stock issued in the future, if any, holders of common stock are entitled to receive dividends as may be declared by our board of directors. If we liquidate or dissolve, subject to the rights of the holders of outstanding shares of preferred stock issued in the future, if any, the holders of our common stock shall receive a share in all assets remaining after liabilities are paid and preferential rights of any outstanding preferred stock are satisfied. The common stock has no preemptive or conversion rights or other subscription rights. All shares of our common stock are, and those to be issued in this offering will be, fully paid and non-assessable.

Preferred stock

  Each share of our preferred stock outstanding as of June 30, 1999 will be converted into one share of our common stock and automatically retired upon the closing of this offering. Thereafter, our board of directors is authorized to issue up to 7,500,000 shares of preferred stock. Our board of directors may designate one or more series of preferred stock and may assign differing rights, preferences, privileges and restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further stockholder vote or action.

  If we issue preferred stock, this may delay, defer or prevent a change in control of our company without further stockholder action. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock. In certain circumstances, the market price of our common stock may decrease as a result. As of the closing of this offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Warrants

  As of June 30, 1999, we had outstanding exercisable warrants to purchase 107,500 shares of our common stock with a weighted average exercise price of $2.01 per share. These warrants will expire between 1999 and 2001.

Registration rights

  Following this offering, the holders of 9,378,511 shares of common stock will be entitled to certain rights relating to the registration of such shares under state and federal securities laws. These rights, which are assignable, are outlined in an agreement between us and the holders of these shares of common stock. The holders of at least 30% of these shares may generally require that we register their shares for public resale. If we register any of our common stock, either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in such registration, subject to the ability of the underwriters to limit the number of shares included in such offering. Holders of at least 20% of these shares may also require us, not more than one time in any 12-month period, to register all or a portion of their shares on Form S-3, when use of such form becomes available, provided that, among other limitations, the proposed aggregate selling price (net of any underwriters' discounts or commissions) is at least $1,000,000. These registration rights terminate at the earlier of: (a) such time as the holder may, within a three-month period, offer and sell all of his shares pursuant to Rule 144 under the Securities Act without any adverse effect on the price at which such shares may be sold, such determination as to such adverse effect to be made by such holder acting in good faith; or (b) 48 months from the closing of this offering.

Delaware law and charter provisions

  Provisions of Delaware law and our certificate of incorporation could complicate our acquisition by means of a tender offer, a proxy contest or otherwise. In addition, it might be difficult to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage negotiation between our management and those persons seeking control. We believe it is more advantageous to protect our potential ability to negotiate, rather than discourage, unfriendly or unsolicited third parties attempting to acquire or restructure us. Among other things, negotiating such proposals could result in an improvement of their terms.

  We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. This provision may delay, defer or prevent a change in control of our company without the stockholders taking further action.

  It is more difficult for our existing stockholders to replace the board of directors as well as for another party to obtain control of our company by replacing our board of directors because cumulative voting is eliminated. Our board of directors has the power to retain and discharge officers, making it more difficult for existing stockholders or another party to change the management.

  The foregoing provisions could have the effect of making it more difficult for a third party to effect a change in the control of our board of directors. In addition, these provisions could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock.

Transfer agent and registrar

  The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                      SHARES ELIGIBLE FOR FUTURE SALE

  Before this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that future sales of common stock or the availability of common stock for sale in the public market will have on prevailing market prices of our common stock. Furthermore, because only a limited number of shares will be available for sale for 180 days after this offering as a result of resale restrictions (as described below), sales of substantial amounts of our common stock in the public market after these restrictions lapse could lower the prevailing market price and our ability to raise equity capital in the future.

  Upon the closing of this offering, we will have outstanding an aggregate of 13,378,516 shares of our common stock (assuming no exercise of the underwriters' over-allotment option and no exercise of warrants or options to purchase common stock outstanding as of June 30, 1999). Of these shares, the 3,700,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except that shares purchased by an existing "affiliate" of ours as that term is defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below. The remaining 9,878,516 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act.

  Subject to these lock-up agreements, the shares of common stock outstanding upon the closing of the offering will be available for sale in the public market as follows:

   Number of
    Shares   Date
   --------- ----
   3,700,000 After the date of this prospectus, freely tradeable shares sold in the offering.
   9,283,678 After 180 days from the date of this prospectus (subject in some cases to volume limitations and other restrictions of Rule 144).
     229,934 At various times after 180 days from the date of this prospectus, upon expiration of applicable holding periods under Rule 144
             (subject in some cases to volume limitations and other
             restrictions of Rule 144).

  In addition, as of June 30, 1999, there were outstanding 2,584,411 options and 107,500 warrants to purchase shares of common stock. Of such options, held primarily by affiliates, 2,035,100 will be subject to 180-day lock-up agreements. After 180 days from the date of this prospectus 1,470,882 of such options will be vested and exercisable. All of such warrants are exercisable and will be eligible for sale, subject to the restrictions of Rule 144.

  Lock-up agreements. All of our officers and directors and certain stockholders and optionholders have entered into lock-up agreements with the underwriters under which they agree not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for shares of our common stock owned by them (other than shares purchased in the public market), for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner: (a) with the prior written consent of BancBoston Robertson Stephens, in the case of certain transfers to affiliates who sign identical lock-up agreements or (b) if the transfer is a bona fide gift and the donee signs an identical lock-up agreement. BancBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such restrictions; however, BancBoston Robertson Stephens currently has no plans to release any portion of the securities subject to these lock-up agreements.

  Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of certain prior owners except an affiliate) is entitled to sell within any 90-day period a number of shares that does not exceed the greater of: (a) 1% of the number of shares of our common stock then outstanding (which is expected to be approximately 133,785 shares immediately after this offering); or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

  Rule 144(k). Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of certain prior owners except an affiliate), is entitled to sell those shares without complying with the manner for sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the closing of this offering.

  Rule 701. In general, Rule 701 of the Securities Act may be relied upon with respect to the resale of securities originally purchased from us by our directors, officers, employees, consultants or advisors before the date of this prospectus, in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, Rule 701 will apply to the stock options granted by us before the date of this prospectus, along with the shares acquired upon exercise of such options (including exercises after the date of this offering). Shares issued under Rule 701 are restricted securities and, subject to the contractual restrictions described above, may be sold beginning 90 days after the date of this prospectus by: (1) persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144 and (2) affiliates without compliance with certain restrictions contained in Rule 144, including the one-year minimum holding period.

  Stock plans. Approximately 90 days after this offering, we intend to file a registration statement under the Securities Act covering approximately 3,850,000 shares of common stock subject to outstanding options or reserved for issuance under our Long-Term Incentive Plan and 1988 Option Plan. Shares registered under this registration statement, and not subject to a 180-day lock-up agreement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market.

  Registration rights. After this offering, the holders of approximately 9,378,511 shares or their transferees will be entitled to certain rights with respect to the registration of those shares under the Securities Act. Approximately 9,199,614 of such shares will be subject to 180-day lock-up agreements. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effectiveness of such registration.

                                  UNDERWRITING

  The underwriters named below, acting through their representatives, BancBoston Robertson Stephens and Thomas Weisel Partners, have severally agreed with us and the selling stockholders, subject to the terms and conditions of the underwriting agreement, to purchase from us and the selling stockholders the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        Number
                                                                          of
   Underwriters                                                         Shares
   ------------                                                        ---------
   BancBoston Robertson Stephens Inc..................................
   Thomas Weisel Partners LLC.........................................

                                                                       ---------
     Total............................................................ 3,700,000
                                                                       =========

  The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to
certain dealers at such price less a concession of not in excess of $   per
share, of which $   may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us and the selling stockholders as set forth on the cover page of this prospectus.

  We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 555,000 additional shares of common stock at the same price per share as we and the selling stockholders will receive for the 3,700,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,700,000 shares offered hereby. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 3,700,000 shares are being sold. We and such selling stockholders will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby.

  The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representation and warranties contained in the underwriting agreement.

  All of our officers and directors and certain stockholders and optionholders have entered into lock-up agreements with the underwriters under which they agree not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for shares of our common stock owned by them (other than shares purchased in the public market), for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner: (a) with the prior written consent of BancBoston Robertson Stephens, in the case of certain transfers to affiliates who sign identical lock-up agreements or (b) if the transfer is a bona fide gift and the donee signs an identical lock-up agreement. BancBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such restrictions; however, BancBoston Robertson Stephens currently has no plans to release any portion of the securities subject to these lock-up agreements. In addition, we have agreed that during the 180-day lock-up period we will not, without the prior written consent of BancBoston Robertson Stephens, (1) consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the 180-day lock-up period or (2) issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, and our issuance of options and shares under existing stock option and incentive plans.

  The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for our common stock. Consequently, the public offering price for the common stock offered by this prospectus will be determined through negotiations among us, the selling stockholders and the representatives. Among the factors to be considered in such negotiations are prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to our company, estimates of our business potential, the present state of our development and other factors deemed relevant.

  Thomas Weisel Partners, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 45 filed public offerings of equity securities, of which 27 have been completed, and has acted as a syndicate member in an additional 19 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement to be entered into in connection with this offering.

  Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares offered hereby will be passed upon for us by Worsham, Forsythe & Wooldridge, L.L.P., Dallas, Texas. Legal matters will be passed upon for the underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999, as set forth in their report. We have included financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND MORE INFORMATION

  We have filed a registration statement on Form S-1 with the SEC for our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

  You can read our SEC filings, including the registration statement, over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

  We intend to send our stockholders annual reports containing audited consolidated financial statements and quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Ernst & Young LLP, Independent Auditors........................  F-2
Consolidated Balance Sheets as of March 31, 1998 and 1999 and June 30,
 1999 (unaudited)........................................................  F-3
Consolidated Statements of Operations for each of the three years in the period ended March 31, 1999 and the three months ended June 30, 1998 and
 1999 (unaudited)........................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficit) for each of the three years in the period ended March 31, 1999 and the three months ended June 30, 1999 (unaudited).........................................  F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended March 31, 1999 and the three months ended June 30, 1998 and
 1999 (unaudited)........................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
NetSolve, Incorporated

  We have audited the accompanying consolidated balance sheets of NetSolve, Incorporated as of March 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NetSolve, Incorporated, at March 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Austin, Texas

April 29, 1999

                             NETSOLVE, INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                     (in thousands, except share data)

                                                                      Pro Forma
                                                                     Redeemable
                                                                     Convertible
                                                                   Preferred Stock
                                                                         and
                                                                    Stockholders'
                                                                       Equity
                                       March 31,                    (Deficit) at
                                   ------------------   June, 30      June 30,
                                     1998      1999       1999          1999
                                   --------  --------  ----------- ---------------
                                                       (unaudited)   (unaudited)
             ASSETS
 Current assets:
  Cash and cash equivalents.....   $  1,333  $  2,764   $  6,582
  Restricted cash...............        155       642        599
  Certificates of deposit.......      4,532     2,000        --
  Accounts receivable, net of
   allowance for doubtful
   accounts of $209 at March 31,
   1998, $227 at March 31, 1999
   and $260 at June 30, 1999 ...      1,602     2,622      3,441
  Inventory.....................        616       279        600
  Prepaid expenses and other
   assets.......................        656     1,267      1,492
                                   --------  --------   --------
 Total current assets...........      8,894     9,574     12,714
 Restricted cash................      1,491     1,638        497
 Property and equipment:
  Network communications
   equipment....................         77        71         71
  Computer equipment and
   software.....................      1,882     2,601      3,376
  Other equipment...............        305       173        216
  Furniture, fixtures and
   leasehold improvements.......        730       865      1,113
  Equipment held under capital
   leases.......................      2,185     3,108      2,716
                                   --------  --------   --------
                                      5,179     6,818      7,492
  Less accumulated depreciation
   and amortization.............     (2,337)   (3,571)    (3,922)
                                   --------  --------   --------
 Net property and equipment.....      2,842     3,247      3,570
 Other assets...................        --        477        457
                                   --------  --------   --------
 Total assets...................   $ 13,227  $ 14,936    $17,238
                                   ========  ========   ========
     LIABILITIES, REDEEMABLE
 CONVERTIBLE PREFERRED STOCK AND
  STOCKHOLDERS' EQUITY (DEFICIT)
 Current liabilities:
  Accounts payable..............   $  1,361  $  1,569   $  3,243
  Accrued liabilities...........      1,543     1,914      1,962
  Capital leases obligation.....        591       809        824
                                   --------  --------   --------
 Total current liabilities......      3,495     4,292      6,029
 Capital leases obligation, net
  of current portion............      1,146     1,027        763
 Redeemable convertible
  preferred stock, $.10 par
  value; 7,500,000 shares
  authorized; 6,394,727 issued
  and outstanding at March 31,
  1997, March 31, 1998, and June
  30, 1999; aggregate
  liquidation preferences of
  $41,615 at March 31, 1998,
  $44,146 at March 31, 1999 and
  $44,776 at June 30, 1999; none
  issued and outstanding on a
  pro forma basis at
  June 30, 1999.................     41,615    44,146     44,776      $    --
 Stockholders' equity (deficit)
  Common stock, $.01 par value;
   14,000,000, 25,000,000 and
   25,000,000 shares authorized
   at March 31, 1998, March 31,
   1999 and June 30, 1999,
   respectively; 3,265,094,
   3,336,444 and 3,483,789
   issued and outstanding at
   March 31, 1998, March 31,
   1999 and June 30, 1999,
   respectively; 25,000,000
   shares authorized and
   9,878,516 shares issued and
   outstanding on a pro forma
   basis at June 30, 1999.......         33        33         35            99
  Additional paid-in capital....    (13,049)  (15,501)   (16,059)       28,653
  Accumulated deficit...........    (20,013)  (19,061)   (18,306)      (18,306)
                                   --------  --------   --------      --------
 Total stockholders' equity
  (deficit).....................    (33,029)  (34,529)   (34,330)     $ 10,446
                                   --------  --------   --------      --------
 Total liabilities, redeemable
  convertible preferred stock
  and stockholders' equity
  (deficit).....................   $ 13,227  $ 14,936   $ 17,238
                                   ========  ========   ========

                          See accompanying notes.

                             NETSOLVE, INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              (in thousands, except share and per share data)

                                                             Three Months Ended
                               Year Ended March 31,               June 30,
                          --------------------------------  ---------------------
                            1997       1998        1999       1998        1999
                          ---------  ---------  ----------  ---------  ----------
                                                                (unaudited)
Revenues:
 Network management
  services..............  $   2,830  $   7,324  $   12,777  $   2,560  $    4,584
 Equipment and other....      3,486      7,199      13,939      3,002       4,492
                          ---------  ---------  ----------  ---------  ----------
 Total revenues.........      6,316     14,523      26,716      5,562       9,076
Costs of revenues:
 Cost of network
  management services...      2,434      5,706       8,258      1,808       2,672
 Cost of equipment and
  other.................      2,638      5,425      10,665      2,321       3,536
                          ---------  ---------  ----------  ---------  ----------
 Total cost of
  revenues..............      5,072     11,131      18,923      4,129       6,208
                          ---------  ---------  ----------  ---------  ----------
Gross profit............      1,244      3,392       7,793      1,433       2,868
Operating expenses:
 Development............      1,262      1,902       1,862        446         579
 Selling and marketing..      2,246      2,562       3,153        739         943
 General and
  administrative........      1,489      2,159       2,098        541         622
                          ---------  ---------  ----------  ---------  ----------
 Total operating
  expenses..............      4,997      6,623       7,113      1,726       2,144
                          ---------  ---------  ----------  ---------  ----------
Operating income
 (loss).................     (3,753)    (3,231)        680       (293)        724
Other income (expense):
 Interest income........        163        470         441        103          83
 Interest expense.......       (116)      (159)       (254)       (59)        (37)
 Other, net.............        (13)      (109)          6          4         --
                          ---------  ---------  ----------  ---------  ----------
                                 34        202         193         48          46
                          ---------  ---------  ----------  ---------  ----------
Income (loss) from
 continuing operations
 before income taxes....     (3,719)    (3,029)        873       (245)        770
Income tax expense
 (benefit)..............     (1,257)      (297)         19        --           15
                          ---------  ---------  ----------  ---------  ----------
Net income (loss) from
 continuing operations..     (2,462)    (2,732)        854       (245)        755
Discontinued operations:
 Income from
  discontinued
  operations, net of
  applicable income
  taxes.................      2,142        165         --         --          --
 Gain on sale of
  discontinued
  operations, net of
  applicable income
  taxes.................     10,615        341          98        --          --
                          ---------  ---------  ----------  ---------  ----------
Net income (loss).......  $  10,295  $  (2,226) $      952  $    (245) $      755
                          =========  =========  ==========  =========  ==========
Dividends on redeemable
 convertible preferred
 stock..................  $  (2,530) $  (2,530) $   (2,531) $    (630) $     (630)
                          ---------  ---------  ----------  ---------  ----------
Net income (loss)
 applicable to common
 stock..................  $   7,765  $  (4,756) $   (1,579) $    (875) $      125
                          =========  =========  ==========  =========  ==========
Basic net income (loss)
 per share from:
 Continuing operations..  $   (1.75) $   (1.76) $    (0.51) $   (0.27) $     0.04
 Discontinued
  operations............       4.47       0.17        0.03        --          --
                          ---------  ---------  ----------  ---------  ----------
 Net income (loss)......  $    2.72  $   (1.59) $    (0.48) $   (0.27) $     0.04
                          =========  =========  ==========  =========  ==========
Weighted average shares
 used in basic per share
 calculation............  2,850,565  2,995,070   3,297,012  3,280,444   3,360,510
                          =========  =========  ==========  =========  ==========
Diluted net income
 (loss) per share from:
 Continuing operations..  $   (1.75) $   (1.76) $    (0.51) $   (0.27) $     0.02
 Discontinued
  operations............       4.47       0.17        0.03        --          --
                          ---------  ---------  ----------  ---------  ----------
 Net income (loss)......  $    2.72  $   (1.59) $    (0.48) $   (0.27) $     0.02
                          =========  =========  ==========  =========  ==========
Weighted average shares
 used in diluted per
 share calculation......  2,850,565  2,995,070   3,297,010  3,280,444   5,054,952
                          =========  =========  ==========  =========  ==========
Pro forma basic net
 income per share from:
 Continuing operations..                        $     0.09             $     0.08
 Discontinued
  operations............                              0.01                   0.00
                                                ----------             ----------
Net income .............                        $     0.10             $     0.08
                                                ==========             ==========
Pro forma weighted
 average shares used in
 basic per share
 calculation............                         9,691,737              9,755,237
                                                ==========             ==========
Pro forma diluted net
 income per share from:
 Continuing operations..                        $     0.07             $     0.07
 Discontinued
  operations............                              0.01                   0.00
                                                ----------             ----------
 Net income ............                        $     0.08             $     0.07
                                                ==========             ==========
Pro forma weighted
 average shares used in
 diluted per share
 calculation............                        11,340,578             11,449,679
                                                ==========             ==========

                            See accompanying notes.

                             NETSOLVE, INCORPORATED

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                     (in thousands, except share data)

                           Common Stock   Additional                  Total
                         ----------------  Paid-In   Accumulated  Stockholders'
                          Shares   Amount  Capital     Deficit   Equity (Deficit)
                         --------- ------ ---------- ----------- ----------------
Balance, March 31,
 1996................... 2,813,564  $28    $ (8,050)  $(28,082)      $(36,104)
  Exercise of common
   stock options and
   warrants.............    96,963    1          25        --              26
  Dividends on
   redeemable
   convertible preferred
   stock................       --   --       (2,530)       --          (2,530)
  Net income............       --   --          --      10,295         10,295
                         ---------  ---    --------   --------       --------
Balance, March 31,
 1997................... 2,910,527   29     (10,555)   (17,787)       (28,313)
  Exercise of common
   stock options and
   warrants.............   354,567    4          36        --              40
  Dividends on
   redeemable
   convertible preferred
   stock................       --   --       (2,530)       --          (2,530)
  Net loss..............       --   --          --      (2,226)        (2,226)
                         ---------  ---    --------   --------       --------
Balance, March 31,
 1998................... 3,265,094   33     (13,049)   (20,013)       (33,029)
  Exercise of common
   stock options and
   warrants.............    71,352  --           79        --              79
  Dividends on
   redeemable
   convertible preferred
   stock................       --   --       (2,531)       --          (2,531)
  Net income ...........       --   --          --         952            952
                         ---------  ---    --------   --------       --------
Balance, March 31,
 1999................... 3,336,446   33     (15,501)   (19,061)       (34,529)
  Exercise of common
   stock options and
   warrants
   (unaudited)..........   147,343    2          72        --              74
  Dividends on
   redeemable
   convertible preferred
   stock (unaudited)....       --   --         (630)       --            (630)
  Net income
   (unaudited)..........       --   --          --         755            755
                         ---------  ---    --------   --------       --------
Balance, June 30, 1999
 (unaudited)............ 3,483,789  $35    $(16,059)  $(18,306)      $(34,330)
                         =========  ===    ========   ========       ========


                            See accompanying notes.

                             NETSOLVE, INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              (in thousands)

                                                                Three Months
                                     Year ended March 31,      Ended June 30,
                                   --------------------------  ----------------
                                     1997     1998     1999     1998     1999
                                   --------  -------  -------  -------  -------
                                                                 (unaudited)
Cash flows from operating
 activities:
 Net income (loss)...............  $ 10,295  $(2,226) $   952  $  (245) $   755
 Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in) operating
  activities:
 Depreciation and amortization...       776      863    1,234      305      400
 (Gain) loss on disposition of
  property and equipment.........        29      (20)      (4)      (5)       1
 Gain on sale of discontinued
  operations.....................   (10,615)    (341)     (98)     --       --
 Change in assets and
  liabilities:
  Accounts receivable, net.......    (1,628)     992   (1,020)    (603)    (819)
  Inventory and prepaid expenses
   and other assets..............      (478)    (409)    (751)    (108)    (526)
  Accounts payable...............       784     (581)     208      399    1,674
  Accrued liabilities............       741   (1,182)     371      269       48
                                   --------  -------  -------  -------  -------
Net cash provided by (used in)
 operating activities............       (96)  (2,904)     892       12    1,533
Cash flows from investing
 activities:
 Investments in certificates of
  deposit........................    (3,000)  (1,532)     --       (14)     --
 Proceeds from sale of
  certificates of deposit........       --       --     2,532      --     2,000
 Transfer of funds from (to)
  restricted cash................       --    (1,646)    (634)     --     1,184
 Purchases of property and
  equipment......................    (1,541)  (2,236)  (1,639)    (668)    (724)
 Proceeds from sale of property
  and equipment..................       231       34        4        6      --
 Proceeds from sale of
  discontinued operations........    12,280      --        98      --       --
                                   --------  -------  -------  -------  -------
Net cash provided by (used in)
 investing activities............     7,970   (5,380)     361     (676)   2,460
                                   --------  -------  -------  -------  -------
Cash flows from financing
 activities:
 Payments under line of credit...      (350)     --       --       --       --
 Proceeds from capital lease
  financing......................       218    1,706      831      --       --
 Payments under capital lease
  obligations....................      (514)    (257)    (732)    (155)    (249)
 Proceeds from exercise of common
  stock options and warrants.....        26       40       79       21       74
                                   --------  -------  -------  -------  -------
Net cash provided by (used in)
 financing activities............      (620)   1,489      178     (134)    (175)
                                   --------  -------  -------  -------  -------
Net increase (decrease) in cash
 and cash equivalents............     7,254   (6,795)   1,431     (798)   3,818
Cash and cash equivalents,
 beginning of period.............       874    8,128    1,333    1,333    2,764
                                   --------  -------  -------  -------  -------
Cash and cash equivalents, end of
 period..........................  $  8,128  $ 1,333  $ 2,764  $   535  $ 6,582
                                   ========  =======  =======  =======  =======
Supplemental disclosure of cash
 flow information:
 Cash paid for interest..........  $    116  $   168  $   242  $    58  $    37
                                   ========  =======  =======  =======  =======
 Income taxes paid...............  $     39  $   196  $    24  $    10  $    12
                                   ========  =======  =======  =======  =======

                            See accompanying notes.

                             NETSOLVE, INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               June 30, 1999

  Information with respect to the three months ended June 30, 1998 and 1999 is unaudited.

1. Organization and Description of the Company

  NetSolve, Incorporated, a Delaware corporation, (the "Company") engages in the business of providing enterprise data networking management services within the U.S. These services include network design, installation and implementation coordination, and ongoing network management. The Company also resells data networking equipment manufactured by selected leading suppliers of these products. The Company's services are designed to allow its clients to selectively outsource, or "out-task" network specific tasks in order to migrate to new technology, increase network reliability, and reduce overall network costs.

  The Company also previously provided data transport services to clients. These services consisted of Private Line and Frame Relay networks (using the Company's own nationwide network, which utilized network transmission facilities leased by the Company from major carriers), as well as the resale of a major carrier's Frame Relay service offering. The data transport services business segment was discontinued in December 1996 (see Note 3).

2. Summary of Significant Accounting Policies

 Principles of Consolidation

  The consolidated financial statements include the accounts of NetSolve, Incorporated and its wholly-owned subsidiaries, Specialized Network Services, Inc. and SNS Credit Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Inventory

  Inventory consists of purchased finished goods held for sale to customers. Inventory is stated at the lower of cost or market with cost determined on a specific identification basis.

 Property and Equipment

  Property and equipment are recorded at historical cost. Maintenance and repairs are charged to expense as incurred and betterments which increase the value or extend the useful life of the equipment are capitalized.

  Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. The Company's assets are currently depreciated over periods ranging from three to seven years. Leasehold improvements are amortized over the life of the related lease or assets, whichever is shorter. Amortization of assets recorded under capital leases is included in depreciation expense.

  In accordance with Statement of Financial Accounting Standards (SFAS) 121, the Company reviews its long-lived assets for impairment. Based on the results of a periodic review of equipment for obsolescence the Company recorded a $77,000 charge to cost of equipment and other revenues in fiscal 1998.

 Income Taxes

  The Company accounts for income taxes in accordance with SFAS 109, Accounting for Income Taxes. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                             NETSOLVE, INCORPORATED

                               June 30, 1999


 Stock-Based Compensation

  The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed in Note 5, the alternative fair value accounting provided for under SFAS 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense has been recognized because all of the Company's options were granted at prices equal to or in excess of the fair market value of the underlying stock at the date of grant as determined by the Board of Directors.

 Earnings Per Share

  The Company's earnings per share data are presented in accordance with SFAS 128, Earnings Per Share. Basic income (loss) per share is computed using the weighted average number of common shares outstanding. Diluted income (loss) per share is computed using the weighted average number of common shares outstanding adjusted for the incremental shares attributed to outstanding securities with the ability to purchase or convert into common stock. The treasury stock method, using the average price of the Company's common stock for the period, is applied to determine dilution from options and warrants. The if-converted method is used for convertible securities. Potentially dilutive common stock options and warrants that were excluded from the calculation of diluted income (loss) per share because their effect is antidilutive totaled 1,317,224, 1,265,861 and 1,648,841 in 1997, 1998 and 1999, respectively, and
1,687,424 for the three months ended June 30, 1998. For 1997, 1998, 1999 and the three months ended June 30, 1998 and 1999, 6,394,727 shares of convertible preferred stock were excluded from the calculation of diluted income (loss) per share as their effect is also antidilutive.

  A reconciliation of the numerators and denominators used in computing per share net income (loss) from continuing operations is as follows:

                                                                     Three months ended June
                                     Year ended March 31,                      30,
                              -------------------------------------  --------------------------
                                 1997         1998         1999        1998        1999
                              -----------  -----------  -----------  ---------  ----------
   Numerator:
    Net income (loss) from
     continuing
     operations............   $(2,462,000) $(2,732,000) $   854,000  $(245,000) $  755,000
    Dividends on redeemable
     convertible
     preferred stock.......    (2,530,000)  (2,530,000)  (2,531,000)  (630,000)   (630,000)
                              -----------  -----------  -----------  ---------  ----------
    Numerator for basic and
     diluted net income
     (loss) per share from
     continuing
     operations............   $(4,992,000) $(5,262,000) $(1,677,000) $(875,000) $  125,000
                              ===========  ===========  ===========  =========  ==========
   Denominator:
    Denominator for basic
     net income (loss) per
     share from continuing
     operations--weighted
     average common stock
     outstanding...........     2,850,565    2,995,070    3,297,010  3,280,444   3,360,510
    Dilutive common stock
     equivalents--common
     stock options and
     warrants..............           --           --           --         --    1,694,442
                              -----------  -----------  -----------  ---------  ----------
    Denominator for diluted
     net income (loss) per
     share from continuing
     operations--weighted
     average common stock
     outstanding and
     dilutive common stock
     equivalents...........     2,850,565    2,995,070    3,297,010  3,280,444   5,054,952
                              ===========  ===========  ===========  =========  ==========

                             NETSOLVE, INCORPORATED

                               June 30, 1999



 Revenue Recognition

  Network management services revenues are recognized in the period services are provided by NetSolve, whether sold directly or through resellers, based upon rates established by contract net of any availability credits. The typical contract terms are from 24 to 36 months and provide for one-time services, consisting primarily of project implementation services at a fixed fee per customer site or device, as well as recurring services which are provided at a fixed monthly fee per customer site or device over the life of the contract. Revenues for project implementation services are recognized upon completion of the implementation of the site, and recurring revenues are recognized on a monthly basis as the services are performed. Equipment revenues are recognized in the period the equipment is shipped to the customer. Equipment revenues from assets leased by the Company's lease financing subsidiary are recognized upon the sale of the equipment and the related lease to a third party lessor on a non-recourse basis following installation of the equipment. Other revenues, which consist primarily of equipment maintenance services, are recognized in the period services are provided. The Company's remote network management services for WANs typically include a guarantee providing end-to-end network availability for at least 99.5% of the time in any given month. In the event the guaranteed availability is not achieved, the Company generally is obligated to refund its WAN management fees for that month. The Company provides a reserve based on the estimated costs of these refunds.

 Advertising Costs

  The Company expenses advertising costs as incurred. Advertising expense for the years ended March 31, 1997 and 1998 and 1999 was approximately $242,000, $370,000 and $419,000 respectively.

 Research and Development

  Expenditures for research and development are expensed as incurred.

 Cash, Cash Equivalents and Certificates of Deposit

  The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. Certificates of deposit consist of investments that mature within one year.

 Concentrations of Credit Risk

  Financial instruments which potentially expose the Company to concentrations of credit risk as defined by SFAS 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of cash and cash equivalents (including restricted cash), investments and accounts receivable. The Company places its temporary cash investments with FDIC-insured financial institutions in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company performs credit evaluations of its customers' financial condition when management deems it appropriate and generally requires no collateral from its customers. Concentrations of credit risk with respect to accounts receivable are generally limited due to the credit-worthiness of the customers. Accounts receivable from AT&T represented 47% and 69% of the outstanding accounts receivable balance at March 31, 1998 and 1999, respectively.

                             NETSOLVE, INCORPORATED

                               June 30, 1999

  The following table summarizes the changes in the allowance for doubtful accounts for 1997, 1998 and 1999 (in thousands):

   Balance at March 31, 1996............................................. $ 225
     Additions charged to costs and expenses.............................   205
     Write-off of uncollectible accounts.................................  (254)
                                                                          -----
   Balance at March 31, 1997.............................................   176
     Additions charged to costs and expenses.............................    80
     Write-off of uncollectible accounts.................................   (47)
                                                                          -----
   Balance at March 31, 1998.............................................   209
     Additions charged to costs and expenses.............................    59
     Write-off of uncollectible accounts.................................   (41)
                                                                          -----
   Balance at March 31, 1999............................................. $ 227
                                                                          =====

 Concentrations of Revenues

  Revenues from AT&T amounted to 30%, 52%, 59% and 69% of the Company's net revenues for the years ended March 31, 1997, 1998, 1999 and the three months ended June 30, 1999, respectively. The Company currently is providing multiple services to AT&T under a single agreement with separate amendments for each service. Management believes its relationship with this customer is good and that the contract and the related amendments, which expire at various dates from December 1999 to December 2001, will be renewed or replaced. No other customer accounted for greater than 10% of revenue in fiscal year 1997, 1998, 1999 and the three months ended June 30, 1999.

 Comprehensive Income (Loss)

  In June 1997, the Financial Accounting Standards Board issued SFAS 130, Reporting Comprehensive Income. The Company adopted SFAS 130 in the year ended March 31, 1999. There was no impact to the Company as a result of the adoption of SFAS 130, as there were no significant differences between net income (loss) and comprehensive income (loss) for all periods presented.

 Segments

  In June 1997, the Financial Accounting Standards Board issued SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The Company adopted SFAS 131 in the year ended March 31, 1999. The implementation of this standard had no impact on its financial disclosures as the Company had no reportable operating segments.

 Unaudited Pro Forma Information

  The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of redeemable convertible preferred stock into common stock concurrent with the closing of the Company's anticipated initial public offering. Therefore, the pro forma calculations reflect the conversion of all outstanding shares of redeemable convertible preferred stock into 6,394,727 shares of common stock upon the Company's initial public offering using the if-converted method.

                             NETSOLVE, INCORPORATED

                               June 30, 1999

 Unaudited Interim Results

  The accompanying consolidated balance sheet as of June 30, 1999, the consolidated statements of operations and cash flows for the three months ended June 30, 1998 and 1999 and the consolidated statements of stockholders' equity (deficit) for the three months ended June 30, 1999 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. Operating results for the three months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending March 31, 2000.

 Reclassifications

  Certain reclassifications have been made to prior period balances to conform to the current period presentation.

3. Sale of Transport Business Segment

  In December 1996, the Company made a decision to discontinue its data transport services business segment and closed a transaction with Intermedia Communications Inc. of Florida ("Intermedia") for the sale of a portion of that segment. The sale to Intermedia was closed on December 30, 1996 at a price of $12,280,000 of which $2,000,000 was placed in an escrow account. The escrowed funds were released to the Company in November 1997.

  As a part of this transaction, all customer and supplier contracts related to a portion of the business segment were assigned to Intermedia, and the capital equipment related to this portion of the business segment was sold to Intermedia. The agreement for this sale contains a non-compete provision which prohibits the Company from competing in the data transport business for five years.

  In connection with this sale, the Company agreed to provide management services to assist Intermedia in supporting the acquired customer base for a period of 12 months. These services were provided through October 1997. The Company recorded revenue of $500,000, $715,000, and $0 in fiscal years 1997, 1998 and 1999, respectively, with respect to these services.

  To complete the discontinuance of this business segment, the Company assigned its rights and obligations to customer contracts for other transport services resold by the Company, and its obligations under a supplier contract, effective October 1, 1997 to NetPlus, Inc. The purchase price, which was initially established at 25% of NetPlus' gross profit from these services (as defined in the purchase agreement) for a period of three years beginning April 1, 1998 up to a maximum of $600,000, was renegotiated to $100,000 which was received in fiscal year 1999. Revenues in fiscal year 1998, prior to the assignment to NetPlus in October 1997, totaled approximately $1,072,000, and related costs of providing such services approximated $826,000. Revenues from this business segment were $13,223,000 and $1,072,000 for the years ended March 31, 1997, and 1998, respectively.

  During the fiscal year ended March 31, 1998, upon conclusion of all remaining activities of this business segment, the Company reversed unused accruals totaling approximately $557,000 (including $250,000 which was provided to absorb potential reductions in the purchase price if billings to the sold customer base fell below levels set forth in the agreement with Intermedia).

                             NETSOLVE, INCORPORATED

                               June 30, 1999

4. Redeemable Convertible Preferred Stock

  The Company had issued and outstanding shares of redeemable convertible preferred stock as follows:

                                                   March 31, March 31, March 31,
                                                     1997      1998      1999
                                                   --------- --------- ---------
   Series A convertible preferred stock........... 3,944,184 3,944,184 3,944,184
   Series B convertible preferred stock........... 2,450,543 2,450,543 2,450,543

  The Series A redeemable convertible preferred stock is redeemable at the option of the Board of Directors of the Company. The redemption price for each share of Series A redeemable convertible preferred stock is an amount equal to the original issue price per share ($4.00), plus $.033 per share for each month that has passed since the date of issuance (the "Premium"). The Series A redeemable convertible preferred stock was issued during April through August 1991, resulting in a per share premium of $3.011 to $3.158 at March 31, 1999 and an aggregate redemption price of $28,102,000.

  The Series A redeemable convertible preferred stock is convertible into shares of common stock of the Company at the option of the holder at any time after the date of issuance and prior to the date of redemption. Generally, the conversion price will be the lower of the original issue price of the Series A redeemable convertible preferred stock ($4.00 per share) or the price per share of any subsequent equity financing which is less than the original issue price (there have been no such subsequent offerings through March 31, 1999). In addition, all convertible preferred stock will be automatically converted into common stock upon a public offering of the Company's common stock which results in aggregate cash proceeds in excess of $10,000,000 and at an offering price of at least $6.00 per share. The Company has reserved 3,944,184 shares of common stock for issuance upon conversion of the Series A redeemable convertible preferred stock.

  In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, holders of all the Series A redeemable convertible preferred stock shall be entitled to receive an amount per share equal to the sum of the original issue price plus the Premium prior and in preference to any distribution of the Company's assets to holders of common stock. In the event of a consolidation or merger in which the holders of all series of convertible preferred stock hold less than 51% of the new entity, such consolidation or merger shall, at the option of each holder, be deemed to be a liquidation. If the assets of the Company are insufficient to satisfy the full amount of liquidation preference, then the Company's assets will be distributed among the holders of the Series A redeemable convertible preferred stock pari passu with holders of any other series of redeemable convertible preferred stock.

  Holders of Series A redeemable convertible preferred stock are entitled to annual per share dividends of $0.40 when and as declared by the Company's Board of Directors. Such dividends are not cumulative. Dividends on redeemable convertible preferred stock are prior and in preference to any declaration or payment of any dividend on the Company's common stock. Dividends must be declared and paid on all series of redeemable convertible preferred stock if declared or paid on any series of redeemable convertible preferred stock. No dividends have been declared to date.

  The holders of all series of redeemable convertible preferred stock are entitled to one vote for each share of common stock into which such redeemable convertible preferred stock could then be converted.

  The Series A redeemable convertible preferred stock purchase agreement contains various covenants, restrictions and provisions, including a restriction on the payment of dividends on the Company's common stock other than dividends payable solely in common stock of the Company. In addition, this agreement

                             NETSOLVE, INCORPORATED

                               June 30, 1999

restricts the Company's ability to make loans or advances to, or investments in securities and obligations of, other entities and provides restrictions as to the repurchase of outstanding shares of capital stock except pursuant to the terms of any shareholder agreements with employees of the Company or the redemption of redeemable convertible preferred stock.

  The Series B redeemable convertible preferred stock has redemption and conversion rights, liquidation preferences and voting rights identical to those of the Series A redeemable convertible preferred stock. Additionally, the Series B redeemable convertible preferred stock purchase agreement contains covenants, restrictions and provisions similar to those described above in the Series A redeemable convertible preferred stock purchase agreement. The Series B redeemable convertible preferred stock has a per share premium of $2.382 to $2.551 at March 31, 1999 and an aggregate redemption price of $16,044,000. The Company has reserved 2,450,543 shares of common stock for issuance upon conversion of the Series B redeemable convertible preferred stock.

5. Stockholders' Equity (Deficit)

 Stockholder Repurchase Rights

  The Company has entered into stockholder agreements with certain stockholders, and with all employees and consultants who have received grants of options pursuant to the Company's stock option plans. These agreements generally grant the Company certain repurchase rights with respect to common stock purchased by the stockholders. The percentage of shares subject to repurchase generally decreases by 25% on the first anniversary of the granting of a stock option and quarterly (at 6.25% per quarter) thereafter. The Company's repurchase rights are exercisable upon termination of employment of the employee or consultant. The agreements also provide the Company a right of first refusal on the sale of any shares issued pursuant to the agreements. At March 31, 1999, total outstanding options subject to repurchase rights were 942,638.

 Stock Option Plans

  In November 1988, the Company adopted a stock option plan providing for the granting of options to purchase shares of the Company's common stock to key employees, directors, officers and consultants as designated by the Company's Board of Directors. As of March 31, 1999, an aggregate of 2,601,976 shares was approved for issuance under the Plan. The Plan provides for the issuance of both Incentive Stock Options ("ISOs") as well as options not qualifying as ISOs within the meaning of the Internal Revenue Code of 1986, as amended. Under the terms of the Plan, the option price per share of ISOs may not be less than 100% of the fair market value of the Company's common stock per share at date of grant. Options may not be granted with a term exceeding 10 years and are immediately exercisable. Shares acquired pursuant to the exercise of options are subject to certain vesting and repurchase requirements as set forth above.

  In July 1997, the Company adopted a long-term incentive compensation plan. This plan is a comprehensive, stock-based incentive compensation plan, providing for discretionary awards of incentive stock options within the meaning of the Internal Revenue Code of 1986, as amended, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, bonus stock and other stock-based awards. All awards will be made in, or based on the value of, the Company's common stock. The plan will be administered by the Compensation Committee of the Company's Board of Directors, which consists entirely of outside directors. Regular, full-time employees of the Company, as well as

                             NETSOLVE, INCORPORATED

                               June 30, 1999


directors of, and consultants to, the Company will be eligible to participate in, and receive awards under the plan. The maximum number of shares of common stock for which awards may be granted under the plan is 1,350,000. The price payable upon exercise of an option which is intended to constitute an incentive stock option may not be less than 100% of the fair market value of the common stock at the time of grant.

  The Company has also granted non-qualified options other than pursuant to the above plans. Options granted totaled 3,250 shares representing grants to two outside directors at exercise prices of $.80 and $1.20 per share. During fiscal 1999, 1,250 of these options were exercised.

  At March 31, 1999 the Company had reserved 3,148,723 shares of common stock for issuance upon exercise of all options.

 Statement of Financial Accounting Standards No. 123

  Pro forma information regarding net income (loss) is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for options granted prior to the Company's initial filing on Form S-1 dated October 15, 1998 was estimated as of the date of grant using a minimum value option pricing model with weighted-average risk free interest rates for 1997, 1998 and 1999 of 6.45%, 5.69% and 5.56%, respectively; no dividends; and a weighted-average expected life of the option of five years. The fair value for options granted subsequent to the initial filing date was estimated as of the date of grant using the Black-Scholes pricing model and a volatility of 40%.

  The minimum value option valuation model with a near zero volatility results in an option value similar to the option value that would result from using the Black-Scholes option valuation model with a near zero volatility. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and which are fully transferable. In addition, option valuation models in general require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different than those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The impact on the pro forma results which follow may not be representative of compensation expense in future periods when the effect of the amortization of multiple awards may be reflected in the amounts. The Company's pro forma net loss from continuing operations (net of income taxes) and pro forma basic and diluted net loss per share follows:

                                                 Year ended March 31,
                                           ----------------------------------
                                              1997         1998        1999
                                           -----------  -----------  --------
   Pro forma net income (loss) from
    continuing operations................. $(2,501,000) $(2,779,000) $679,000
   Pro forma basic and diluted net income
    (loss) per share...................... $     (1.75) $     (1.76) $  (0.56)

                             NETSOLVE, INCORPORATED

                               June 30, 1999

  A summary of the Company's stock option activity under the Plan(s) and related information follows (since options under the Plan(s) are immediately exercisable, outstanding exercisable options at the end of the period are shown both in total and for vested amounts which would not be subject to repurchase if exercised):

                           March 31, 1997       March 31, 1998       March 31, 1999
                         -------------------- -------------------- --------------------
                                    Weighted-            Weighted-            Weighted-
                                     Average              Average              Average
                                    Exercise             Exercise             Exercise
                          Options     Price    Options     Price    Options     Price
                         ---------  --------- ---------  --------- ---------  ---------
Outstanding--beginning
 of period.............. 1,745,087    $0.35   2,005,859    $0.81   2,007,647    $3.03
 Granted................   582,500    $2.10     388,844    $2.57     618,176    $7.23
 Exercised..............   (96,963)   $0.27    (124,633)   $0.30     (70,102)   $1.10
 Canceled...............  (224,765)   $0.82    (262,423)   $1.96    (116,782)   $3.11
                         ---------    -----   ---------    -----   ---------    -----
Outstanding and
 exercisable--end of
 period--total.......... 2,005,859    $0.81   2,007,647    $1.03   2,438,939    $2.50
                         =========    =====   =========    =====   =========    =====
Outstanding and
 exercisable--end of
 period--vested......... 1,188,793    $0.27   1,464,123    $0.53   1,498,301    $0.63
                         =========    =====   =========    =====   =========    =====
Weighted-average fair
 value of options
 granted during the
 period.................              $0.52                $0.64                $0.65

  Exercise prices for options outstanding at March 31, 1999 are as follows:

                                                                             Weighted-
                                                      Weighted-               Average
                                                       Average               Remaining
                               Exercise               Exercise              Contractual
              Options         Price Range               Price                  Life
             ---------        -----------             ---------             -----------
             1,070,637        $0.20-$0.30               $ .20                   4.2
                73,075        $0.40-$0.50               $ .40                   2.3
                95,350        $0.80-$1.20               $1.20                   5.9
               371,281        $1.70-$2.10               $2.10                   7.5
               284,960        $2.30-$2.80               $2.76                   8.8
               543,636        $7.50-$8.50               $7.68                   9.4
             ---------        -----------               -----
             2,438,939        $0.20-$8.50               $2.50
             =========        ===========               =====

 Warrants

  The Company issued warrants at various dates between 1991 and 1993 to purchase up to 88,750 shares of Series A and Series B redeemable convertible preferred stock in connection with certain equipment financing leases. These warrants are exercisable at a price of $4.00 per share and 60,000 expired in the three months ended June 30, 1999 with the remaining expiring in 1999 and 2001. In 1993, additional warrants to purchase up to 28,750 shares of common stock at an exercise price of $.01 per share were issued under the anti-dilution provisions of the warrants for Series A and B redeemable convertible preferred stock and expire in 2001. In 1993, the Company issued a warrant to a bank to purchase up to 25,000 shares of Series B redeemable convertible preferred stock at an exercise price of $4.00 per share and a warrant to purchase up to 25,000 shares of common stock at an exercise price of $.01 per share. The warrants issued to the bank expire in 2000. These warrants were accounted for at the fair value of the warrants on the date of issuance.

                             NETSOLVE, INCORPORATED

                               June 30, 1999


6. Income Taxes

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows:

                                                         March 31,   March 31,
                                                           1998         1999
                                                        -----------  ----------
   Deferred tax assets:
     Tax carryforwards................................. $ 6,923,000  $6,544,000
     Depreciable assets................................     159,000     130,000
     Accruals, reserves and other......................     365,000     421,000
                                                        -----------  ----------
   Gross deferred tax assets...........................   7,447,000   7,095,000
   Valuation allowance.................................  (7,447,000) (7,095,000)
                                                        -----------  ----------
   Net deferred taxes.................................. $       --   $      --
                                                        ===========  ==========

  The valuation allowance decreased by approximately $352,000 during the year ended March 31, 1999 primarily as a result of utilization of net operating losses which were not previously benefited. The valuation allowance increased by approximately $813,000 during the year ended March 31, 1998.

  As of March 31, 1999, the Company had federal net operating loss carryforwards of approximately $17,157,000 which will expire beginning in 2004, if not utilized. The Company has alternative minimum tax credit carryforwards of $196,000 which do not expire. Utilization of the net operating losses and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization.

  Significant components of the expense (benefit) for income taxes attributable to continuing operations are as follows:

                                                     Year ended March 31,
                                                 -------------------------------
                                                    1997        1998      1999
                                                 -----------  ---------  -------
   Current...................................... $(1,257,000) $     --   $19,000
   Deferred.....................................         --    (297,000)     --
                                                 -----------  ---------  -------
                                                 $(1,257,000) $(297,000) $19,000
                                                 ===========  =========  =======

  Income tax expense (benefit) is included in the financial statements as follows:

                                                    Year ended March 31,
                                                -------------------------------
                                                   1997        1998      1999
                                                -----------  ---------  -------
   Continuing operations....................... $(1,257,000) $(297,000) $19,000
   Income from discontinued operations.........     366,000     97,000    2,000
   Gain on sale of discontinued operations.....   1,161,000    200,000      --
                                                -----------  ---------  -------
                                                $   270,000  $     --   $21,000
                                                ===========  =========  =======

                             NETSOLVE, INCORPORATED

                               June 30, 1999

  The tax benefit attributed to continuing operations in the years ended March 31, 1997 and 1998 results from the application of SFAS 109 to the sale of discontinued operations (see Note 3). It is not expected that similar tax benefits will be available to reduce future losses, if any.

  The Company's expense (benefit) for income taxes attributable to continuing operations differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

                             Year ended March 31,
                             ------------------------
                              1997     1998     1999
                             ------   ------   ------
   Federal statutory rate..   (34.0)%  (34.0)%   34.0 %
   Operating losses not
    benefitted.............     --      26.8      --
   Utilization of losses
    not previously
    benefitted.............     --       --     (36.7)
   Permanent items and
    other..................     0.2     (2.6)     4.9
                             ------   ------   ------
   Total expense
    (benefit)..............   (33.8)%   (9.8)%    2.2 %
                             ======   ======   ======

7. Defined Contribution Plan

  Effective December 1, 1988, the Company adopted a 401(k) plan for all full-time employees who have reached age 21 and completed certain service requirements. Employer contributions may be made by the Company at the discretion of the Board of Directors. No such employer contributions have been made to date.

8. Commitments and Contingencies

  The Company leases equipment and office space under noncancelable operating leases. Future minimum lease payments under these leases as of March 31, 1999, are as follows:

   Year ended March 31,
   --------------------
     2000........................................................... $1,532,000
     2001...........................................................  1,500,000
     2002...........................................................  1,581,000
     2003...........................................................  1,576,000
     2004...........................................................  1,048,000
                                                                     ----------
   Total minimum lease payments..................................... $7,237,000
                                                                     ==========

  Total rental expense was approximately $563,000, $639,000 and $1,425,000 for the years ended March 31, 1997, 1998 and 1999, respectively.

                             NETSOLVE, INCORPORATED

                               June 30, 1999

9. Capital Leases

  The Company leases various computer, networking and other equipment under capital lease arrangements. The following is a schedule by years of future minimum lease payments under these capital leases together with the present value of the net minimum lease payments as of March 31, 1999.

   Year ended March 31,
   --------------------
     2000........................................................... $1,112,000
     2001...........................................................    586,000
     2002...........................................................    337,000
                                                                     ----------
   Total minimum lease payments.....................................  2,035,000
   Less amount representing interest................................   (199,000)
                                                                     ----------
   Present value of net minimum lease payments......................  1,836,000
                                                                     ----------
   Less current portion.............................................   (809,000)
                                                                     ----------
   Non-current obligation........................................... $1,027,000
                                                                     ==========

10. Restricted Cash

  At March 31, 1999, the Company had purchased irrevocable letters of credit totaling $1,280,000 in favor of a lessor under a capital lease for equipment representing seventy-five percent (75%) of the amount financed. These letters of credit decline annually by 25%-33% of the original amount as long as no event of default has occurred. These letters of credit are collateralized by certificates of deposit.

  Under the lease agreement covering the Company's headquarters facility, the Company was required to purchase an irrevocable letter of credit. The requirement for the letter of credit extended through the earlier of the expiration of the lease (November 2003) or four consecutive quarters of profitability. As of June 30, 1999, the requirement of the letter of credit was removed as a result of the Company attaining the fourth consecutive quarter of profitability in the three months ended June 30, 1999.

[The inside back cover contains the following:]

[1.  The following text appears at the top of the page:]

     NetSolve Customer Locations

[2. A map of the continental United States appears in the middle of the page. Dots on the map illustrate locations of NetSolve's end users.]

[3.  The following text appears below the map:]

     Managing Hundreds of Networks Throughout the United States

     From its central network management center in Austin, Texas, we manage approximately 8,700 network sites for more than 575 middle market companies. Customers are headquartered across the United States, with network locations throughout North America as well as overseas.

     Our customers are in a broad range of industries, including manufacturing, distribution, and financial services. We distribute our services indirectly through resellers such as carriers, Internet service providers and value-added resellers, as well as directly to end users.

[4. The NetSolve name and logo appear in the bottom right hand corner of the page]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than the underwriting discounts and commissions payable by the registrant in connection with the sale of the common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. The selling stockholders will bear none of the expenses of this offering other than the underwriting discounts and commissions applicable to the shares of common stock to be sold by them.

   Securities and Exchange Commission filing fee...................... $ 16,258
   National Association of Securities Dealers, Inc. filing fee........    6,032
   Nasdaq National Market listing fee.................................   88,500
   Blue Sky fees and expenses.........................................    7,500
   Printing and engraving expenses....................................  125,000
   Legal fees and expenses............................................  250,000
   Accounting fees and expenses.......................................  185,000
   Transfer agent and registrar fees..................................   15,000
   Miscellaneous......................................................  106,710
                                                                       --------
     Total............................................................ $800,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers, as well as other employees and agents. A corporation may indemnify those individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation). The individuals specified may be indemnified in those actions, suits or proceedings if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. Additionally, in a criminal action or proceeding, these individuals may be indemnified only if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of actions or suits by or in the right of the corporation, except that:

  . indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions or suits; but

  . if the person seeking indemnification has been found liable to the corporation in respect of any claim, issue or matter, no indemnification shall be made except to the extent a specified court determines the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

The indemnification under the statute is in addition to any other indemnification that may be granted by a corporation's charter, by laws, disinterested director vote, agreement or otherwise.

  NetSolve's Bylaws provide that NetSolve shall indemnify its directors and officers, and may indemnify its employees and agents, to the fullest extent permitted by law. NetSolve believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties.

  In addition to the protection directors receive under NetSolve's By-laws, the DGCL and the indemnity agreements, NetSolve's Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . improper payments of dividends or improper stock repurchases or redemptions as provided in Section 174 of the DGCL; or

  . any transaction from which the director derived an improper personal benefit.

  NetSolve has entered into agreements that indemnify its directors and executive officers for certain expenses (including attorneys' fees) and, in some instances, judgments, fines and settlement amounts they incur in certain actions or proceedings. These actions or proceedings include any action by or in the right of NetSolve, arising out of their services as a director or officer of NetSolve, any subsidiary of NetSolve or any other company or enterprise to which the person provides the services at the request of NetSolve. NetSolve believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of NetSolve where indemnification will be required or permitted. NetSolve is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

  Reference is also made to Section 8 of the underwriting agreement among NetSolve, the selling stockholders and the underwriters, filed as Exhibit 1.1 to this registration statement, for a description of indemnification arrangements between NetSolve, the selling stockholders and the underwriters.

Item 15. Recent Sales of Unregistered Securities

  Since October 1, 1995, NetSolve has issued and sold unregistered securities as follows:

  Common Stock Issued Pursuant to Exercise of Warrants by Certain Investors. In December 1997 and January 1998, NetSolve issued and sold an aggregate of 229,934 shares of common stock to four unaffiliated entities upon the exercise of outstanding warrants at an exercise price of $0.01 per share. The warrants had been issued in October 1992 and February 1993, in connection with the sale of 229,934 shares of NetSolve's Series B Preferred Stock under NetSolve's Series B Preferred Stock Purchase Agreement. Each of the warrant holders was a party to such agreement.

  The sales and issuance of these securities were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) on the basis that the transactions did not involve public offerings.

  Stock Options Granted to Employees. The Company has granted options to purchase its common stock to its employees under the 1988 Stock Option Plan and the Long-Term Incentive Compensation Plan as follows:

                                              Number of
                      Number of                 Shares                    Weighted Average
                       Option                 Subject to                 Exercise Price of
Date of Grant         Grantees                 Options                    Options Granted
-------------         ---------               ----------                 ------------------
  11/16/95                 5                    35,500                          1.70
   1/18/96                 6                    13,250                          1.90
   4/18/96                11                   119,000(1)                       2.10
   7/18/96                34                   224,500(2)                       2.10
  10/17/96                 8                    58,500                          2.10
   2/13/97                14                   180,500(3)                       2.10
   4/29/97                19                    57,000                          2.10
   7/14/97                16                   101,640                          2.30
  10/16/97                15                    48,804                          2.80
    2/4/98                26                   181,400(4)                       2.80
   4/22/98                13                    57,080(5)                       2.80
   7/21/98                44                   460,744(6)                       7.50
  10/21/98                24                    40,056                          8.50
   1/20/99                24                    60,296                          8.50
   4/13/99                31                   160,540(7)                       9.00
   6/21/99                33                   161,420(8)                       9.00

--------

(1) The options granted include grants to the following executive officers: a grant of 40,000, at an exercise price of $2.10 to Kenneth Kieley and a grant of 50,000 at an exercise price of $2.10 to Craig Tysdal.

(2) The options granted include a grant to the following executive officer: a grant of 20,000 at an exercise price of $2.10 to Michael Turner.

(3) The options granted include a grant to the following executive officer: a grant of 120,000 at an exercise price of $2.10 to Robert Pojman.

(4) The options granted include a grant to the following executive officer: a grant of 120,000 at an exercise price of $2.80 to Christopher Buffum.

(5) The options granted include a grant to the following executive officer: a grant of 25,000 at an exercise price of $2.80 to Terrence Cheng.

(6) The options granted include grants to the following executive officers: a grant of 25,000 at an exercise price of $7.50 to Terrence Cheng, a grant of 50,000 at an exercise price of $7.50 to Kenneth Kieley, a grant of 50,000 at an exercise price of $7.50 to Robert Pojman, and a grant of 200,000 at an exercise price of $7.50 to Craig Tysdal.

(7) The options granted include grants of 15,000 shares at an exercise price of $9.00 to each of the following directors: C. Richard Kramlich, Joel P. Adams, John S. McCarthy, J. Michael Gullard, Howard D. Wolfe, H. Leland Murphy and Suzanne C. Narducci.

(8) The options granted include a grant to the following executive officer: a grant of 100,000 shares at an exercise price of $9.00 to Harry Budow.

  The sales and issuances of these securities were exempt from registration under the Securities Act pursuant to either Rule 701 promulgated thereunder, or pursuant to Section 4(2), on the basis that the transactions did not involve public offerings.

Item 16. Exhibits and Financial Statement Schedules

 (a) Exhibits

 Exhibit No.                             Description
 -----------                             -----------
     1.1     Form of Underwriting Agreement.**
     3.1     Composite of Existing Restated Certificate of Incorporation of
             NetSolve, together with all amendments thereto.**
     3.2     Certificate of Amendment, as filed.****
     3.3     Form of Restated Certificate of Incorporation of NetSolve, as
             amended, to be in effect upon the closing of this offering.**
     3.4     By-laws of NetSolve.**
     4.1     Specimen Form of Common Stock Certificate of NetSolve.***
     5.1     Opinion of Worsham, Forsythe & Wooldridge, L.L.P.*
    10.1     Contract Services Agreement between AT&T Corp. and NetSolve, dated
             December 21, 1995, together with amendments relating thereto.****
    10.2     Lease between CarrAmerica Realty, L.P., t/a Riata Corporate Park, as Landlord, and NetSolve, as Tenant, dated as of September 30,
             1997, relating to Riata Corporate Park.**
    10.3     Master Lease Agreement between Leasing Technologies International
             Inc., as Lessor and NetSolve, as Lessee, dated October 30, 1995, relating to certain items of equipment.**
    10.4     Master Lease Agreement between Trimarc Financial, as Lessor, and
             NetSolve, as Lessee, dated as of January 30, 1998, relating to certain items of equipment.**
    10.5     Asset Acquisition Agreement between Intermedia Communications Inc.
             and NetSolve, dated as of December 30, 1996.**
    10.6     Series B Preferred Stock Purchase Agreement, dated as of October
             19, 1992, together with all amendments relating thereto.**
    10.7     Form of Indemnification Agreement.***
    10.8     1988 Stock Option Plan, as amended.**
    10.9     Amended and Restated Long-Term Incentive Compensation Plan.****
    10.10    Form of Proprietary Information and Inventions Agreement entered into between NetSolve and each officer.**
    10.11    Offer Letter from NetSolve to Craig S. Tysdal, dated August 12,
             1993.**
    10.12    Offer Letter from NetSolve to Christopher D. Buffum, dated January
             29, 1998.**
    10.13    Offer Letter from NetSolve to Terrence Cheng, dated April 15,
             1998.**
    10.14    Stock Option Agreement with Howard D. Wolfe.**
    10.15    Shareholder Agreement with Howard D. Wolfe.**
    10.16    Offer Letter from NetSolve to Harry S. Budow, dated June 17,
             1999.***
    10.17    Form of Stock Option Agreement with Directors.***
    10.18    Form of Shareholder Agreement with Directors.***
    22.1     Subsidiaries of NetSolve.**
    23.1     Consent of Ernst & Young LLP, Independent Auditors.****
    23.2     Consent of Worsham, Forsythe & Wooldridge, L.L.P. (included in
             Exhibit 5.1).*
    24.1     Power of Attorney for officers and directors other than Mr.
             McCarthy and Ms. Narducci (included on page II-6 of original filing).**
    24.2     Power of Attorney for Mr. McCarthy and Ms. Narducci (included on
             Page II-6 of Amendment No. 1).***
    27.1     Financial Data Schedule.****

--------

   *To be subsequently filed by amendment.

  **Previously filed with original filing.

 ***Filed with Amendment No. 1.

**** Refiled, as amended, with Amendment No. 1.

 (b) Financial Statement Schedules

  All schedules are omitted because they are not applicable or the required information is shown in the Company's Consolidated Financial Statements or Notes thereto.

Item 17. Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               POWER OF ATTORNEY

  Each director and/or officer of the registrant whose signature appears below hereby appoints the Agent for Service named in this registration statement as his attorney in fact to sign in his name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments, to this registration statement, and the registrant hereof also appoints such Agent for Service as its attorney-in-fact with like authority to sign and file any such amendments in its name and behalf.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant has duly caused this Amendment No. 1 to its registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on July 26, 1999.

                                          Netsolve, Incorporated

                                                  /s/ Craig S. Tysdal
                                          By: _________________________________
                                                      Craig S. Tysdal,
                                               President and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to its registration statement has been signed below by the following persons in the capacities and on the date indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ Craig S. Tysdal                Principal Executive        July 26, 1999
______________________________________    Officer and Director
   (Craig S. Tysdal, President and
       Chief Executive Officer)

      /s/ Kenneth C. Kieley               Principal Financial        July 26, 1999
______________________________________   Officer and Principal
 (Kenneth C. Kieley, Vice President--      Accounting Officer
 Finance, Chief Financial Officer and
              Secretary)

J. MICHAEL GULLARD, C. RICHARD                 Directors             July 26, 1999
KRAMLICH, JOEL P. ADAMS, HOWARD D.
WOLFE, JR., and H. LELAND MURPHY


     /s/ Craig S. Tysdal
By: _____________________________
        (Craig S. Tysdal,
        Attorney-in-Fact)

       /s/ John S. McCarthy                     Director             July 26, 1999
______________________________________
          (John S. McCarthy)

       /s/  Suzanne C. Narducci                 Director             July 26, 1999
______________________________________
        (Suzanne C. Narducci)